UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 February 2009

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC as of, and for the year ended, 31st December 2008.

Barclays PLC – 2008 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 9, 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 9, 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

Barclays PLC – 2008 Results	ii

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC for the year ended December 31, 2008, as revised to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-International Financial Reporting Standards (IFRS) figures to the most directly equivalent IFRS figures, as of, and for the period ended, December 31, 2008. This document does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

An audit opinion has not been rendered in respect of this announcement.

Barclays PLC – 2008 Results	iii

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2008 Results	iv

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors’ report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors’ report required to be included with the annual report and accounts for the year ended 31st December 2008.

The information in this announcement, which was approved by the Board of Directors on 8th February 2009, does not comprise statutory accounts for the years ended 31st December 2008 or 31st December 2007, within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2008, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2007 have been delivered to the Registrar of Companies and the Group’s auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act. The 2008 Annual Review and Summary Financial Statements will be posted to shareholders together with the Group’s full Annual Report for those shareholders who request it.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Barclays PLC – 2008 Results	v

Intentionally left blank

Barclays PLC – 2008 Results	1

Key Information

		Year Ended 31.12.08 £m		Year Ended 31.12.07 £m		% Change
Group Results
Total income net of insurance claims		23,115		23,000		1
Impairment charges and other credit provisions		(5,419)		(2,795)		94
Operating expenses		(14,366)		(13,199)		9
Gains on acquisitions		2,406		—
Profit before tax		6,077		7,076		(14)
Profit after tax		5,287		5,095		4
Profit attributable to equity holders of the parent		4,382		4,417		(1)

Basic earnings per share		59.3	p	68.9	p	(14)
Diluted earnings per ordinary share		57.5	p	66.7	p	(14)
Dividend per share		11.5	p	34.0	p	(66)

Performance Ratios
Cost:income ratio		62%		57%

		£m		£m		% Change
Profit Before Tax by Business[1]
UK Retail Banking		1,369		1,275		7
Barclays Commercial Bank		1,266		1,357		(7)
Barclaycard		789		603		31
GRCB—Western Europe		257		196		31
GRCB—Emerging Markets		134		100		34
GRCB—Absa		552		597		(8)
Barclays Capital		1,302		2,335		(44)
Barclays Global Investors		595		734		(19)
Barclays Wealth		671		307		119

	Pro Forma[2] 31.12.08	As at 31.12.08		As at 31.12.07
Capital and Balance Sheet
Equity Tier 1 ratio	6.7%	5.8%		5.1%
Tier 1 ratio	9.7%	8.6%		7.6%
Risk asset ratio	14.4%	13.6%		11.2%
Total shareholders’ equity		£47.4	bn	£32.5	bn
Total assets		£2,053	bn	£1,227	bn
Risk weighted assets		£433	bn	£354	bn

1	Summary excludes Head Office functions and other operations.
2	Reflects conversion of Mandatorily Convertible Notes and inclusion of all innovative instruments in Tier 1 capital.

Barclays PLC – 2008 Results	2

Outlook

We expect 2009 to be another challenging year with continuing downturns or recessions in many of the economies in which we are represented. In 2008 our profits were reduced by the impacts of substantial gross credit market losses. In 2009, we expect the impact of such credit market losses to be lower. Whilst we are confident in the relative quality of our major books of assets, we also expect the recessionary environments in the UK, Spain, South Africa and the US to increase the loan loss rates on our loans and advances. Our planning assumption for 2009 reflects an increase in impairment charges as a percentage of loans and advances to a range of 130-150bps.

Official interest rates in the UK and elsewhere have reduced significantly in response to the emerging recession. This will have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to endure while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around two thirds of the impact. As well as interest rate reduction, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Barclays PLC – 2008 Results	3

Consolidated Income Statement

	Notes[1]	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Interest income		28,010		25,308
Interest expense		(16,541)		(15,698)

Net interest income	1	11,469		9,610

Fee and commission income		9,489		8,678
Fee and commission expense		(1,082)		(970)

Net fee and commission income	2	8,407		7,708

Net trading income		1,329		3,759
Net investment income		680		1,216

Principal transactions	3	2,009		4,975

Net premiums from insurance contracts	4	1,090		1,011
Other income	5	377		188

Total income		23,352		23,492

Net claims and benefits incurred on insurance contracts	6	(237)		(492)

Total income net of insurance claims		23,115		23,000
Impairment charges and other credit provisions	7	(5,419)		(2,795)

Net income		17,696		20,205

Staff costs	8	(7,779)		(8,405)
Administration and general expenses		(5,666)		(4,141)
Depreciation of property, plant and equipment		(630)		(467)
Amortisation of intangible assets		(291)		(186)

Operating expenses	8	(14,366)		(13,199)

Share of post-tax results of associates and joint ventures	9	14		42
Profit on disposal of subsidiaries, associates and joint ventures	10	327		28
Gains on acquisitions	11	2,406		—

Profit before tax		6,077		7,076
Tax	12	(790)		(1,981)

Profit after tax		5,287		5,095

Attributable To
Minority interests	13	905		678
Equity holders of the parent	14	4,382		4,417

		5,287		5,095
Earnings per Share
Basic earnings per ordinary share	14	59.3	p	68.9	p
Diluted earnings per ordinary share	14	57.5	p	66.7	p

Dividend per Ordinary Share
Interim dividend	15	11.5	p	11.5	p
Final dividend	15	—		22.5	p

Total dividend		11.5	p	34.0	p

1	Notes start on page 76

Barclays PLC – 2008 Results	4

Consolidated Balance Sheet

	Notes[1]	As at 31.12.08 £m	As at 31.12.07 £m
Assets
Cash and balances at central banks		30,019	5,801
Items in the course of collection from other banks		1,695	1,836
Trading portfolio assets		185,637	193,691
Financial assets designated at fair value:
– held on own account		54,542	56,629
– held in respect of linked liabilities to customers under investment contracts		66,657	90,851
Derivative financial instruments	16	984,802	248,088
Loans and advances to banks	19, 21	47,707	40,120
Loans and advances to customers	20, 21	461,815	345,398
Available for sale financial investments		64,976	43,072
Reverse repurchase agreements and cash collateral on securities borrowed		130,354	183,075
Other assets		6,302	5,150
Current tax assets		389	518
Investments in associates and joint ventures		341	377
Goodwill		7,625	7,014
Intangible assets		2,777	1,282
Property, plant and equipment		4,674	2,996
Deferred tax assets		2,668	1,463

Total assets		2,052,980	1,227,361

1	Notes start on page 76

Barclays PLC – 2008 Results	5

Consolidated Balance Sheet

	Notes[1]	As at 31.12.08 £m	As at 31.12.07 £m
Liabilities
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,505	294,987
Trading portfolio liabilities		59,474	65,402
Financial liabilities designated at fair value		76,892	74,489
Liabilities to customers under investment contracts		69,183	92,639
Derivative financial instruments	16	968,072	248,288
Debt securities in issue		149,567	120,228
Repurchase agreements and cash collateral on securities lent		182,285	169,429
Other liabilities		12,640	10,499
Current tax liabilities		1,216	1,311
Insurance contract liabilities, including unit-linked liabilities		2,152	3,903
Subordinated liabilities		29,842	18,150
Deferred tax liabilities		304	855
Provisions	22	535	830
Retirement benefit liabilities	23	1,357	1,537

Total liabilities		2,005,569	1,194,885

Shareholders’ Equity
Called up share capital	24	2,093	1,651
Share premium account	24	4,045	56
Other reserves		2,793	874
Other equity		3,652	—
Retained earnings		24,208	20,970
Less: treasury shares		(173)	(260)

Shareholders’ equity excluding minority interests		36,618	23,291
Minority interests		10,793	9,185

Total shareholders’ equity	25	47,411	32,476

Total liabilities and shareholders’ equity		2,052,980	1,227,361

1	Notes start on page 76

Barclays PLC – 2008 Results	6

Condensed Consolidated Statement of Recognised Income and Expense

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Consolidated Statement of Recognised Income and Expense
Net movements in available for sale reserve	(1,570)	2
Net movements in cash flow hedging reserve	376	359
Net movements in currency translation reserve	2,407	54
Tax	841	54
Other movements	(5)	22

Amounts included directly in equity	2,049	491
Profit after tax	5,287	5,095

Total recognised income and expense	7,336	5,586

Attributable To
Equity holders of the parent	6,213	4,854
Minority interests	1,123	732

	7,336	5,586

An analysis of the statement of recognised income and expense is provided in note 26 on page 97.

Barclays PLC – 2008 Results	7

Condensed Consolidated Cash Flow Statement

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Reconciliation of Profit Before Tax to Net Cash Flows from Operating Activities
Profit before tax	6,077	7,076
Adjustment for non-cash items	4,852	2,152
Changes in operating assets and liabilities	24,518	(18,392)
Tax paid	(1,731)	(1,583)

Net cash from operating activities	33,716	(10,747)
Net cash from investing activities	(8,755)	10,064
Net cash from financing activities	12,272	3,358
Effect of exchange rates on cash and cash equivalents	(5,801)	(550)

Net increase in cash and cash equivalents	31,432	2,125
Cash and cash equivalents at beginning of period	33,077	30,952

Cash and cash equivalents at end of period	64,509	33,077

Barclays PLC – 2008 Results	8

Results by Business

UK Retail Banking

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	2,996		2,858
Net fee and commission income	1,299		1,183
Net premiums from insurance contracts	205		252
Other income	17		47

Total income	4,517		4,340
Net claims and benefits incurred under insurance contracts	(35)		(43)

Total income net of insurance claims	4,482		4,297
Impairment charges and other credit provisions	(602)		(559)

Net income	3,880		3,738

Operating expenses excluding amortisation of intangible assets	(2,499)		(2,461)
Amortisation of intangible assets	(20)		(9)

Operating expenses	(2,519)		(2,470)

Share of post-tax results of associates and joint ventures	8		7

Profit before tax	1,369		1,275

Balance Sheet Information
Loans and advances to customers	£94.4	bn	£82.0	bn
Customer accounts	£89.6	bn	£87.1	bn
Total assets	£101.4	bn	£88.5	bn

Performance Ratios
Cost:income ratio[1]	56%		57%

Other Financial Measures
Risk tendency[1,2]	£520	m	£470	m
Risk weighted assets	£30.5	bn	£31.5	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	9

Results by Business

UK Retail Banking

UK Retail Banking profit before tax increased 7% (£94m) to £1,369m (2007: £1,275m) through solid income growth and continued good control of impairment and costs. The launch of new products and propositions supported a significant increase in customer accounts, with Current Accounts increasing 4% (0.4m) to 11.7m (2007: 11.3m), Savings Accounts increasing 8% (0.9m) to 12.0m (2007: 11.1m) and Mortgage Accounts increasing 8% (62,000) to 816,000 (2007: 754,000).

Income grew 4% (£185m) to £4,482m (2007: £4,297m) reflecting strong growth in Home Finance and solid growth in Consumer Lending and Local Business, partially offset by reduced income from Personal Customer Savings Accounts due to the impact of the reductions in the UK base rates in the second half of 2008.

Net interest income increased 5% (£138m) to £2,996m (2007: £2,858m) driven by strong growth in loans and advances. Total average customer deposit balances increased 5% to £85.9bn (2007: £81.8bn), reflecting solid growth in Personal Customer and Local Business balances.

Mortgage balances grew 18%, driven by increased share of new lending and higher levels of balance retention. Mortgage balances were £82.3bn at the end of the period (31st December 2007: £69.8bn), a market share of 7% (2007: 6%). Gross advances were stable at £22.9bn, with redemptions of £10.4bn (2007: £15.0bn). Net new lending was £12.5bn (2007: £8.0bn), a market share1 of 36% (2007: 8%). The average loan to value ratio of the mortgage book (including buy-to-let) on a current valuation basis was 40% (2007: 34%). The average loan to value ratio of new mortgage lending was 47% (2007: 49%).

Net fee and commission income increased 10% (£116m) to £1,299m (2007: £1,183m) reflecting £116m settlements on overdraft fees in 2007.

Impairment charges increased 8% (£43m) to £602m (2007: £559m), reflecting growth in customer assets of 15% and the impact of the current economic environment. Mortgage impairment charges were £24m (2007: release of £3m). Impairment charges within Consumer Lending increased 3%.

Operating expenses increased 2% (£49m) to £2,519m (2007: £2,470m) reflecting reduced gains from the sale of property of £75m (2007: £193m). Continued strong and active management of expense lines, including back office consolidation and process efficiencies, funded increased investment in product development and distribution channels.

The cost:income ratio improved one percentage point to 56% (2007: 57%).

Total assets increased 15% to £101.4bn (31st December 2007: £88.5bn) driven by growth in mortgage balances. Risk weighted assets decreased 3% to £30.5bn (31st December 2007: £31.5bn) as lending growth mainly in high quality, low risk mortgages was more than offset in capital terms by active risk management.

1	Excludes Housing Associations

Barclays PLC – 2008 Results	10

Results by Business

Barclays Commercial Bank

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	1,757		1,747
Net fee and commission income	861		750

Net trading income	3		9
Net investment income	19		47

Principal transactions	22		56

Other income	105		11

Total income	2,745		2,564
Impairment charges and other credit provisions	(414)		(292)

Net income	2,331		2,272

Operating expenses excluding amortisation of intangible assets	(1,048)		(924)
Amortisation of intangible assets	(15)		(5)

Operating expenses	(1,063)		(929)

Share of post-tax results of associates and joint ventures	(2)		—
Profit on disposal of subsidiaries, associates and joint ventures	—		14

Profit before tax	1,266		1,357

Balance Sheet Information
Loans and advances to customers	£67.5	bn	£63.7	bn
Customer accounts	£60.6	bn	£60.8	bn
Total assets	£84.0	bn	£74.6	bn

Performance Ratios
Cost:income ratio[1]	39%		36%

Other Financial Measures
Risk tendency[1,2]	£400	m	£305	m
Risk weighted assets	£63.1	bn	£57.0	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	11

Results by Business

Barclays Commercial Bank

Barclays Commercial Bank profit before tax decreased 7% (£91m) to £1,266m (2007: £1,357m) reflecting a resilient performance in challenging market conditions. The impact of growth in net fee and commission income and continued strong growth in customer lending was offset by increased impairment charges and higher operating expenses.

Income increased 7% (£181m) to £2,745m (2007: £2,564m).

Net interest income improved 1% (£10m) to £1,757m (2007: £1,747m). There was strong growth in average customer assets, particularly term loans, which increased 14% to £61.7bn (2007: £53.9bn) reflecting the continued commitment to lend to viable businesses.

Non-interest income increased to 36% of total income (2007: 32%) partly reflecting continued focus on cross sales and efficient balance sheet utilisation. Net fee and commission income increased 15% (£111m) to £861m (2007: £750m) due to increased income from foreign exchange, derivative sales and debt fee income.

Income from principal transactions fell to £22m (2007: £56m) due to lower equity realisations.

Other income of £105m (2007: £11m) included a £39m gain arising from the restructuring of Barclays interest in a third party finance operation. This gain was offset by a broadly similar tax charge. Other income also included £29m (2007: £7m) rental income from operating leases.

Impairment charges increased 42% (£122m) to £414m (2007: £292m) primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated. Impairment as a percentage of period-end loans and advances to customers and banks increased to 0.60% (2007: 0.45%).

Operating expenses increased 14% (£134m) to £1,063m (2007: £929m) reflecting lower gains on the sale of property of £10m (2007: £40m), investment in a new payments capability (2008: £69m, 2007: £42m), growth in the operating lease business (2008: £31m, 2007: £7m) and investment in risk and operations infrastructure, sales force capability and product specialists.

Total assets grew 13% to £84.0bn (31st December 2007: £74.6bn) driven by higher loans and advances. Risk weighted assets increased 11% to £63.1bn (31st December 2007: £57.0bn). This was slightly lower than asset growth, reflecting a relative increase in lower risk portfolios.

Barclays PLC – 2008 Results	12

Results by Business

Barclaycard

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	1,786		1,374
Net fee and commission income	1,299		1,143

Net trading income	2		—
Net investment income	80		11

Principal transactions	82		11

Net premiums from insurance contracts	44		40
Other income/(loss)	19		(25)

Total income	3,230		2,543
Net claims and benefits incurred under insurance contracts	(11)		(13)

Total income net of insurance claims	3,219		2,530
Impairment charges and other credit provisions	(1,097)		(827)

Net income	2,122		1,703

Operating expenses excluding amortisation of intangible assets	(1,361)		(1,057)
Amortisation of intangible assets	(61)		(36)

Operating expenses	(1,422)		(1,093)

Share of post-tax results of associates and joint ventures	(3)		(7)
Gain on acquisition	92		—

Profit before tax	789		603

Balance Sheet Information
Loans and advances to customers	£27.4	bn	£19.7	bn
Total assets	£30.9	bn	£22.1	bn

Performance Ratios
Cost:income ratio[1]	44%		43%

Other Financial Measures
Risk tendency[1,2]	£1,475	m	£955	m
Risk weighted assets	£27.3	bn	£20.2	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	13

Results by Business

Barclaycard

Barclaycard profit before tax increased 31% (£186m) to £789m (2007: £603m) driven by strong international income growth and lower UK impairment charges. 2008 profit included £40m from the acquisition of, and contribution from, Goldfish, Discover’s UK credit card business, acquired on 31st March 2008. The scale of the UK and international businesses increased substantially with total customer numbers up 31% to 23.3m.

Income increased 27% (£689m) to £3,219m (2007: £2,530m) reflecting strong growth in Barclaycard International and £156m from the inclusion of Goldfish, partially offset by a decline in FirstPlus following its closure to new business.

Net interest income increased 30% (£412m) to £1,786m (2007: £1,374m) driven by 58% growth in international average extended credit card balances to £5.2bn.

Net fee and commission income increased 14% (£156m) to £1,299m (2007: £1,143m) driven by growth in Barclaycard International.

Investment income increased £69m to £80m (2007: £11m) reflecting a £64m gain from the Visa IPO and a £16m gain from the sale of shares in MasterCard.

Other income increased £44m to £19m (2007: £25m loss) reflecting a gain from a portfolio sale in the US. 2007 results reflected a £27m loss on disposal of part of the Monument card portfolio.

Impairment charges increased 33% (£270m) to £1,097m (2007: £827m) reflecting £252m growth in charges in the international businesses and £68m from the inclusion of Goldfish. These factors were partially offset by £50m lower impairment in the other UK businesses with reduced flows into delinquency and lower levels of arrears.

Operating expenses increased 30% (£329m) to £1,422m (2007: £1,093m) reflecting continued international growth and increased marketing investment. Operating expenses reflected Goldfish expenses of £140m, including restructuring costs of £64m.

The acquisition of Goldfish resulted in a gain on acquisition of £92m.

Barclaycard International maintained its strong growth momentum, delivering a 71% (£108m) increase in profit before tax to £260m (2007: £152m). Barclaycard US profit before tax was US$249m which exceeded delivery of the financial plan of US$150m set out at the time of acquisition. Strong balance sheet growth in Barclaycard US included US$1.9bn of credit card receivables acquired from FIA Card Services in August 2008, furthering the existing partnership agreement with US Airways. The acquisition of a majority stake in Woolworths Financial Services in October 2008, added 1.6 million customers to the existing Absa credit card business in South Africa. The Entercard joint venture with Swedbank continued to build presence in Norway, Sweden and Denmark.

Total assets increased 40% to £30.9bn (31st December 2007: £22.1bn) reflecting increases in International assets, the acquisition of Goldfish and the appreciation of the Euro and US Dollar against Sterling. Risk weighted assets increased 35% to £27.3bn (31st December 2007: £20.2bn), driven by acquisitions, the redemption of securitisation deals and exposure growth predominantly in the US.

Barclays PLC – 2008 Results	14

Results by Business

Global Retail and Commercial Banking - Western Europe

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	856		527
Net fee and commission income	383		322

Net trading income	4		13
Net investment income	161		93

Principal transactions	165		106

Net premiums from insurance contracts	352		145
Other income	39		7

Total income	1,795		1,107
Net claims and benefits incurred under insurance contracts	(365)		(170)

Total income net of insurance claims	1,430		937
Impairment charges and other credit provisions	(296)		(76)

Net income	1,134		861

Operating expenses excluding amortisation of intangible assets	(915)		(665)
Amortisation of intangible assets	(14)		(8)

Operating expenses	(929)		(673)

Profit on disposal of subsidiaries, associates and joint ventures	—		8
Gain on acquisition	52		—

Profit before tax	257		196

Balance Sheet Information
Loans and advances to customers	£53.5	bn	£35.0	bn
Customer accounts	£15.3	bn	£9.4	bn
Total assets	£64.7	bn	£43.7	bn

Performance Ratios
Cost:income ratio[1]	65%		72%

Other Financial Measures
Risk tendency[1,2]	£270	m	£135	m
Risk weighted assets	£36.5	bn	£25.0	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	15

Results by Business

Global Retail and Commercial Banking - Western Europe

Global Retail and Commercial Banking - Western Europe profit before tax grew 31% (£61m) to £257m (2007: £196m), despite challenging market conditions in Spain and accelerated investment in the expansion of the franchise. Distribution points increased 347 to 1,145 (2007: 798), including 149 in Italy. Strong income growth including gains of £82m from the Visa IPO and the sale of shares in MasterCard was partially offset by increased impairment and higher operating costs. Profit before tax was favourably impacted by the 16% appreciation in the average value of the Euro against Sterling.

Income increased 53% (£493m) to £1,430m (2007: £937m) reflecting growth in both net interest income and net fee and commission income.

Net interest income increased 62% (£329m) to £856m (2007: £527m) driven by a 63% increase in customer liabilities to £15.3bn (2007: £9.4bn) and a 53% increase in customer assets to £53.5bn (2007: £35.0bn).

Net fee and commission income increased 19% (£61m) to £383m (2007: £322m). Increased fees in retail and in the life insurance businesses were offset by lower market-related investment revenue.

Principal transactions grew £59m to £165m (2007: £106m) including gains from the Visa IPO (£65m) and the sale of shares in MasterCard (£17m) which enabled Western Europe to invest in the expansion of the business.

Impairment charges increased £220m to £296m (2007: £76m). This increase was principally due to higher charges in Spanish commercial property (£82m) and deterioration of the Spanish credit card portfolio (£66m) as a consequence of the rapid slowdown in the Spanish economy.

Operating expenses increased 38% (£256m) to £929m (2007: £673m) reflecting the rapid expansion of the retail distribution network and the strengthening of the Premier segment. Operating expenses also included £55m (2007: £22m) gains from the sale of property.

Gain on acquisition of £52m (2007: nil) arose from the purchase of the Italian residential mortgage business of Macquarie Bank Limited in November 2008.

Total assets grew 48% to £64.7bn (31st December 2007: £43.7bn) reflecting growth in retail mortgages, unsecured lending, commercial lending and a 31% appreciation over the year in the value of the Euro against Sterling. Risk weighted assets increased 46% to £36.5bn (31st December 2007: £25.0bn), primarily reflecting underlying lending growth and the appreciation of the Euro.

Barclays PLC – 2008 Results	16

Results by Business

Global Retail and Commercial Banking - Emerging Markets

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	616		319
Net fee and commission income	223		140

Net trading income	78		56
Net investment income	91		16

Principal transactions	169		72

Other income	11		2

Total income	1,019		533
Impairment charges and other credit provisions	(166)		(39)

Net income	853		494

Operating expenses excluding amortisation of intangible assets	(711)		(391)
Amortisation of intangible assets	(8)		(4)

Operating expenses	(719)		(395)

Share of post-tax results of associates and joint ventures	—		1

Profit before tax	134		100

Balance Sheet Information
Loans and advances to customers	£10.1	bn	£5.1	bn
Customer accounts	£9.6	bn	£6.2	bn
Total assets	£14.7	bn	£9.2	bn

Performance Ratios
Cost:income ratio[1]	71%		74%

Other Financial Measures
Risk tendency[1,2]	£350	m	£140	m
Risk weighted assets	£15.1	bn	£10.5	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	17

Results by Business

Global Retail and Commercial Banking - Emerging Markets

Global Retail and Commercial Banking – Emerging Markets profit before tax increased 34% (£34m) to £134m (2007: £100m). Very strong income growth, including £82m from the Visa IPO and the sale of shares in MasterCard, absorbed the increased investment across existing and new markets and higher impairment charges. The number of distribution points increased 286 to 836 (2007: 550). New market entries in 2008 comprised the acquisition of Expobank in Russia, the launch of a new business in Pakistan and the announced acquisition of Bank Akita in Indonesia.

Income increased 91% (£486m) to £1,019m (2007: £533m) reflecting growth in lending, deposit taking and fee-driven transactional revenues.

Net interest income increased 93% (£297m) to £616m (2007: £319m) as loans and advances to customers increased 98% to £10.1bn (2007: £5.1bn). Customer accounts increased 55% to £9.6bn (2007: £6.2bn).

Net fee and commission income increased 59% (£83m) to £223m (2007: £140m) primarily driven by very strong growth in commercial banking and treasury fee income.

Principal transactions increased £97m to £169m (2007: £72m) reflecting higher foreign exchange income, a gain of £68m relating to the Visa IPO and a gain of £14m from the sale of shares in MasterCard.

Impairment charges increased £127m to £166m (2007: £39m) reflecting higher assets and delinquencies, particularly in India and increased wholesale impairment in Africa.

Operating expenses increased 82% (£324m) to £719m (2007: £395m) reflecting continued investment in new markets and expansion of the business in existing markets, with investment in infrastructure and the rollout of global platforms.

Total assets grew 60% to £14.7bn (31st December 2007: £9.2bn) reflecting increases in retail and commercial lending combined with the impact of Sterling depreciation. Risk weighted assets increased 44% to £15.1bn (31st December 2007: £10.5bn), reflecting portfolio growth.

Barclays PLC – 2008 Results	18

Results by Business

Global Retail and Commercial Banking - Absa

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	1,104		1,055
Net fee and commission income	762		684

Net trading income	6		—
Net investment income	105		70

Principal transactions	111		70

Net premiums from insurance contracts	234		227
Other income	113		77

Total income	2,324		2,113
Net claims and benefits incurred under insurance contracts	(126)		(114)

Total income net of insurance claims	2,198		1,999
Impairment charges and other credit provisions	(347)		(146)

Net income	1,851		1,853

Operating expenses excluding amortisation of intangible assets	(1,255)		(1,212)
Amortisation of intangible assets	(50)		(55)

Operating expenses	(1,305)		(1,267)

Share of post-tax results of associates and joint ventures	5		6
Profit on disposal of subsidiaries, associates and joint ventures	1		5

Profit before tax	552		597

Balance Sheet Information
Loans and advances to customers	£32.7	bn	£29.9	bn
Customer accounts	£17.0	bn	£13.0	bn
Total assets	£40.4	bn	£36.4	bn

Performance Ratios
Cost:income ratio[1]	59%		63%

Other Financial Measures
Risk tendency[1,2]	£255	m	£190	m
Risk weighted assets	£18.8	bn	£17.8	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	19

Results by Business

Global Retail and Commercial Banking - Absa

Global Retail and Commercial Banking - Absa profit before tax decreased 8% (£45m) to £552m (2007: £597m) owing to challenging market conditions and the 7% depreciation in the average value of the Rand against Sterling. Profit before tax included a gain of £47m relating to the Visa IPO. Very strong Rand income growth was partially offset by increased impairment and investment in the expansion of the franchise by 176 distribution points to 1,177 (2007: 1,001).

Income increased 10% (£211m) to £2,324m (2007: £2,113m).

Net interest income improved 5% (£49m) to £1,104m (2007: £1,055m) reflecting strong balance sheet growth. Average customer assets increased 9% to £27.7bn (2007: £25.3bn) primarily driven by retail and commercial mortgages and commercial cheque accounts. Average customer liabilities increased 17% to £13.5bn (2007: £11.5bn), primarily driven by retail savings.

Net fee and commission income increased 11% (£78m) to £762m (2007: £684m), underpinned by retail transaction volume growth.

Principal transactions increased £41m to £111m (2007: £70m) reflecting gains on economic hedges relating to the Commercial Property Finance and liquid asset portfolios.

Other income increased £36m to £113m (2007: £77m) reflecting a gain of £47m from the Visa IPO.

Impairment charges increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Operating expenses increased 3% (£38m) to £1,305m (2007: £1,267m). The cost:income ratio improved from 63% to 59%.

Total assets increased 11% to £40.4bn (31st December 2007: £36.4bn) reflecting broad based asset growth. Risk weighted assets increased 6% to £18.8bn (31st December 2007: £17.8bn), reflecting balance sheet growth.

Barclays PLC – 2008 Results	20

Results by Business

Barclays Capital

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	1,724		1,179
Net fee and commission income	1,429		1,235

Net trading income	1,506		3,739
Net investment income	559		953

Principal transactions	2,065		4,692

Other income	13		13

Total income	5,231		7,119
Impairment charges	(2,423)		(846)

Net income	2,808		6,273

Operating expenses excluding amortisation of intangible assets	(3,682)		(3,919)
Amortisation of intangible assets	(92)		(54)

Operating expenses	(3,774)		(3,973)

Share of post-tax results of associates and joint ventures	6		35
Gain on acquisition	2,262		—

Profit before tax	1,302		2,335

Balance Sheet Information
Corporate lending portfolio	£76.6	bn	£52.3	bn
Loans and advances to banks and customers	£206.8	bn	£135.6	bn
Total assets	£1,629.1	bn	£839.9	bn

Performance Ratios
Cost:income ratio[1]	72%		56%

Other Financial Measures
Risk tendency[1,2]	£415	m	£140	m
Risk weighted assets	£227.4	bn	£178.2	bn
Average DVaR (95%)	£53.4	m	£32.5	m

1	Defined further on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	21

Results by Business

Barclays Capital

In an exceptionally challenging market environment Barclays Capital profit before tax decreased 44% (£1,033m) to £1,302m (2007: £2,335m). Profit before tax included a gain on the acquisition of Lehman Brothers North American business of £2,262m. Absa Capital profit before tax grew 13% to £175m (2007: £155m).

Net income included gross losses of £8,053m (2007: £2,999m) due to continuing dislocation in the credit markets. These losses were partially offset by income and hedges of £1,433m (2007: £706m), and gains of £1,663m (2007: £658m) from the general widening of credit spreads on issued notes by Barclays Capital. The gross losses, comprised £6,290m (2007: £2,159m) against income and £1,763m (2007: £782m) in impairment charges. Further detail is provided on page 36.

The integration of the Lehman Brothers North American business is complete and the acquired businesses made a positive contribution, with good results in equities, fixed income and advisory. There was a gain on acquisition of £2,262m. Not included in this gain is expenditure relating to integration of the acquired business.

Income was down 27% at £5,231m (2007: £7,119m) driven by the impact of the market dislocation. There was very strong underlying growth in the US driven by fixed income, prime services and the acquired businesses. In other regions income fell driven by the challenging environment.

Net trading income decreased 60% (£2,233m) to £1,506m (2007: £3,739m) reflecting losses from the credit market dislocation and weaker performance in credit products and equities. This was partially offset by significant growth in interest rates, foreign exchange, emerging markets and prime services. Average DVaR at 95% increased by 64% to £53.4m driven by higher credit spread and interest rate risk.

Net investment income decreased 41% (£394m) to £559m reflecting the market conditions. Net interest income increased 46% (£545m) to £1,724m (2007: £1,179m), driven by strong results in global loans and money markets. Net fee and commission income from advisory and origination activities increased 16% (£194m) to £1,429m. The corporate lending portfolio, including leveraged finance, increased 46% to £76.6bn (31st December 2007: £52.3bn) driven by the decline in the value of Sterling relative to other currencies as well as draw downs on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions.

Impairment charges and other credit provisions of £2,423m (2007: £846m) included £1,763m (2007: £782m) due to the credit market dislocation. Other impairment charges of £660m (2007: £64m) principally related to private equity, prime services and the loan book.

Operating expenses fell 5% (£199m) to £3,774m (2007: £3,973m) due to lower performance related pay, partially offset by operating costs of the acquired businesses.

Total headcount increased 6,900 to 23,100 (31st December 2007: 16,200). Prior to the acquisition of Lehman Brothers North American business, headcount during 2008 was materially unchanged except for hiring associated with the annual global graduate programme. The acquisition initially added 10,000 to the headcount but there were reductions in the fourth quarter as the US businesses were integrated.

Total assets increased 94% (£789.2bn) to £1,629.1bn (31st December 2007: £839.9bn) due to an increase in derivative assets of £736.6bn, predominantly driven by significant volatility and movements in yield curves during the year, together with a substantial depreciation in Sterling against most major currencies. Risk weighted assets increased 28% to £227.4bn (31st December 2007: £178.2bn). This was driven by the depreciation in Sterling against the US Dollar and Euro, and an increase in market volatility.

Barclays PLC – 2008 Results	22

Results by Business

Barclays Global Investors

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest expense	(38)		(8)
Net fee and commission income	1,917		1,936

Net trading (loss)/income	(14)		5
Net investment loss	(29)		(9)

Principal transactions	(43)		(4)

Other income	8		2

Total income	1,844		1,926

Operating expenses excluding amortisation of intangible assets	(1,234)		(1,184)
Amortisation of intangible assets	(15)		(8)

Operating expenses	(1,249)		(1,192)

Profit before tax	595		734

Balance Sheet Information
Total assets	£71.3	bn	£89.2	bn

Performance Ratios
Cost:income ratio[1]	68%		62%

Other Financial Measures
Risk weighted assets	£3.9	bn	£4.4	bn

1	Defined on page 103.

Barclays PLC – 2008 Results	23

Results by Business

Barclays Global Investors

Barclays Global Investors profit before tax decreased 19% (£139m) to £595m (2007: £734m). Profit was impacted by the cost of provision of selective support of liquidity products of £263m (2007: £80m) and an 8% appreciation in the average value of the US Dollar against Sterling.

Income declined 4% (£82m) to £1,844m (2007: £1,926m).

Net fee and commission income declined 1% (£19m) to £1,917m (2007: £1,936m). This was primarily attributable to reduced incentive fees of £49m (2007: £198m), partially offset by increased securities lending revenue.

Operating expenses increased 5% (£57m) to £1,249m (2007: £1,192m). Operating expenses included charges of £263m (2007: £80m) related to selective support of liquidity products partially offset by a reduction in performance related costs. The cost:income ratio increased to 68% (2007: 62%).

Total assets under management remained flat at £1,040bn (2007: £1,044bn) comprising £61bn of net new assets, £234bn of favourable exchange movements and £299bn of adverse market movements. In US$ terms assets under management decreased 28% (US$584bn) to US$1,495bn (2007: US$2,079bn), comprising US$99bn of net new assets, US$130bn of negative exchange rate movements and US$553bn of negative market movements.

Total assets decreased 20% to £71.3bn (31st December 2007: £89.2bn), mainly attributable to adverse market movements in certain asset management products recognised as investment contracts. Risk weighted assets decreased 11% to £3.9bn (31st December 2007: £4.4bn) mainly attributed to changes in the asset class mix, partially offset by the weakening of Sterling against other currencies.

Barclays PLC – 2008 Results	24

Results by Business

Barclays Wealth

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	486		431
Net fee and commission income	720		739

Net trading (loss)/income	(11)		3
Net investment (loss)/income	(333)		52

Principal transactions	(344)		55

Net premium from insurance contracts	136		195
Other income	26		19

Total income	1,024		1,439
Net claims and benefits incurred under insurance contracts	300		(152)

Total income net of insurance claims	1,324		1,287
Impairment charges and other credit provisions	(44)		(7)

Net income	1,280		1,280

Operating expenses excluding amortisation of intangible assets	(919)		(967)
Amortisation of intangible assets	(16)		(6)

Operating expenses	(935)		(973)

Profit on disposal of subsidiaries, associates and joint ventures	326		—

Profit before tax	671		307

Balance Sheet Information
Loans and advances to customers	£11.4	bn	£9.0	bn
Customer accounts	£42.4	bn	£34.4	bn
Total assets	£13.3	bn	£18.2	bn

Performance Ratios
Cost:income ratio[1]	71%		76%

Other Financial Measures
Risk tendency[1,2]	£20	m	£10	m
Risk weighted assets	£10.3	bn	£8.2	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	25

Results by Business

Barclays Wealth

Barclays Wealth profit before tax grew 119% (£364m) to £671m (2007: £307m). Profit before gains on disposal of £326m increased 12% (£38m) driven by solid income growth and tight cost control, offset by an increase in impairment charges. The closed life assurance business contributed profit before tax of £104m (2007: £110m) prior to its sale in October 2008, which generated a profit on disposal of £326m.

Income increased 3% (£37m) to £1,324m (2007: £1,287m).

Net interest income increased 13% (£55m) to £486m (2007: £431m) reflecting strong growth in both customer deposits and lending. Average deposits grew 19% to £37.2bn (2007: £31.2bn). Average lending grew 31% to £9.7bn (2007: £7.4bn).

Net fee and commission income decreased 3% (£19m) to £720m (2007: £739m) driven by falling equity markets partially offset by increased client assets.

Net investment income, net premiums from insurance contracts and net claims and benefits paid on insurance contracts related wholly to the closed life assurance business. Their overall net impact on income increased marginally to £103m (2007: £95m). The decrease in net investment income, driven by a fall in the value of unit linked contracts and reduced premium income, were offset by reduced net claims and benefits as a result of a fall in the value of linked and non-linked liabilities.

Impairment charges increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

Operating expenses decreased 4% to £935m (2007: £973m) with significant cost savings including a reduction in performance related costs partially offset by increased expenditure in upgrading technology and operating platforms and continued hiring of client facing staff.

Total client assets, comprising customer deposits and client investments, increased 10% (£12.6bn) to £145.1bn (2007: £132.5bn) with underlying net new asset inflows of £3.2bn and the acquisition of the Lehman Brothers North American business offsetting the impact of market and foreign exchange movements and the sale of the closed life assurance book.

Total assets decreased 27% to £13.3bn (31st December 2007: £18.2bn) reflecting the sale of the closed life assurance business partially offset by strong growth in lending to high net worth and intermediary clients. Risk weighted assets increased 26% to £10.3bn (31st December 2007: £8.2bn) reflecting strong growth in lending.

Barclays PLC – 2008 Results	26

Results by Business

Head Office Functions and Other Operations

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m
Income Statement Information
Net interest income	182		128
Net fee and commission income	(486)		(424)

Net trading loss	(245)		(66)
Net investment income/(loss)	27		(17)

Principal transactions	(218)		(83)

Net premiums from insurance contracts	119		152
Other income	26		35

Total income	(377)		(192)
Impairment charges and other credit provisions	(30)		(3)

Net income	(407)		(195)

Operating expenses excluding amortisation of intangible assets	(451)		(233)
Amortisation of intangible assets	—		(1)

Operating expenses	(451)		(234)

Profit on disposal of associates and joint ventures	—		1

Loss before tax	(858)		(428)

Balance Sheet Information
Total assets	£3.1	bn	£5.7	bn

Other Financial Measures
Risk tendency[1,2]	£5	m	£10	m
Risk weighted assets	£0.4	bn	£1.1	bn

1	Defined on page 103.
2	Further information on risk tendency is included on page 67.

Barclays PLC – 2008 Results	27

Results by Business

Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £430m to £858m (2007: £428m).

Total income decreased £185m to a loss of £377m (2007: loss of £192m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate inter-segment transactions are included in Head Office Functions and Other Operations. The impact of such inter-segment adjustments increased £32m to £265m (2007: £233m). These adjustments included internal fees for structured capital market activities of £141m (2007: £169m) and fees paid to Barclays Capital for debt and equity raising and risk management advice of £151m (2007: £65m), both of which reduce net fees and commission income.

Net interest income increased £54m to £182m (2007: £128m) primarily due to a consolidation adjustment between net interest income and trading income required to match the booking of certain derivative hedging transactions between different segments in the Group. This resulted in a £111m increase in net interest income to £143m (2007: £32m) with an equal and opposite decrease in principal transactions. This was partially offset by an increase in costs in central funding activity due to the money market dislocation, in particular LIBOR resets.

Principal transactions loss increased £135m to £218m (2007: £83m) reflecting the £111m increase in consolidation reclassification adjustment on derivative hedging transactions.

Impairment charges increased £27m to £30m (2007: £3m) mainly reflecting losses on Floating Rate Notes held for hedging purposes.

Operating expenses increased £217m to £451m (2007: £234m). The main drivers of this increase were: a £101m charge for the Group’s share of levies that will be raised by the UK Financial Services Compensation Scheme; £64m costs relating to an internal review of Barclays compliance with US economic sanctions; the non-recurrence of a £58m break fee relating to the ABN Amro transaction; lower rental income and lower proceeds on property sales.

Total assets decreased 46% to £3.1bn (31st December 2007: £5.7bn). Risk weighted assets decreased 64% to £0.4bn (31st December 2007: £1.1bn). The decrease in the year was mainly attributable to the increased netting of Group deferred tax assets and liabilities.

Barclays PLC – 2008 Results	28

Intentionally left blank

Barclays PLC – 2008 Results	29

Risk Management

On pages 31 to 71 we have provided an analysis of the key risks faced by the Group across a number of asset classes and businesses, referencing significant portfolios and including summary measures of asset quality. Additional information referenced in this section is to be found in the notes to the financial information.

We set out on pages 31 to 34 a detailed analysis of the Group’s total assets by valuation basis and underlying asset class, to provide an overview of the nature of the Group’s assets and risks.

Detailed disclosures and analysis are provided on Barclays Capital’s credit market exposures by asset class, covering current exposures, losses in the year, sales and pay downs, foreign exchange movements and where appropriate details of collateral held; geographic spread, vintage and credit quality. These are set on pages 35 to 51.

On pages 52 to 68, we review the Group’s other credit risk exposures, focusing on the quality of the Group’s loans and advances to customer and banks, as well as the credit quality of the Group’s debt securities.

The Group’s principal exposure to market risk is set out on pages 69, as captured through a review of Barclays Capital’s average daily value at risk (DVaR).

Finally, on pages 70 to 71, we provide summary information in respect of Barclays liquidity risk.

Barclays PLC – 2008 Results	30

Risk Management

Analysis of Total Assets

			Accounting Basis
	Notes[1]	As at 31.12.08 £m	Fair Value £m	Cost Based Measure £m
Assets
Cash and balances at central banks		30,019		30,019

Items in the course of collection from other banks		1,695		1,695

Treasury & other eligible bills		4,544	4,544
Debt securities		148,686	148,686
Equity securities		30,535	30,535
Traded loans		1,070	1,070
Commodities[7]		802	802

Trading portfolio assets		185,637	185,637

Financial assets designated at fair value
Loans and advances		30,187	30,187
Debt securities		8,628	8,628
Equity securities		6,496	6,496
Other financial assets[8]		9,231	9,231

Held for own account		54,542	54,542

Held in respect of linked liabilities to customers under investment contracts[9]		66,657	66,657

Derivative financial instruments	16	984,802	984,802

Loans and advances to banks	19, 21	47,707		47,707

Loans and advances to customers	20, 21	461,815		461,815

Debt securities		58,831	58,831
Equity securities		2,142	2,142
Treasury & other eligible bills		4,003	4,003

Available for sale financial instruments		64,976	64,976

Reverse repurchase agreements and cash collateral on securities borrowed		130,354		130,354
Other assets		6,302		6,302
Current tax assets		389		389
Investments in associates and joint ventures		341		341
Goodwill		7,625		7,625
Intangible assets		2,777		2,777
Property, plant and equipment		4,674		4,674
Deferred tax assets		2,668		2,668

		2,052,980	1,356,614	696,366

1	Notes start on page 76.
2	Further analysis of loans and advances is on pages 52 to 66.
3	Further analysis of debt securities and other bills is on page 68
4	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.
5	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Barclays PLC – 2008 Results	31

Risk Management

Analysis of Total Assets						Sub Analysis
Derivatives £m	Loans and Advances[2] £m	Debt Securities and Other Bills[3] £m	Reverse Repurchase[4] £m	Equity Securities[5] £m	Other £m	Credit Market Exposures[6] £m

					30,019

					1,695

		4,544
		148,686				4,745

				30,535

	1,070
					802

	1,070	153,230		30,535	802

	30,057				130	14,429

		8,628
				6,496
	1,469		7,283		479

	31,526	8,628	7,283	6,496	609

					66,657

984,802						9,234

	47,707

	461,815					12,808

		58,831				727
				2,142
		4,003

		62,834		2,142

			130,354

					6,302	109
					389
					341
					7,625
					2,777
					4,674
					2,668

984,802	542,118	224,692	137,637	39,173	124,558

6	Further analysis of Barclays Capital credit market exposures is on pages 35 to 51. Off-balance sheet commitments of £1,030m not included in the table above.
7	Commodities primarily consists of physical inventory positions.
8	These instruments consist primarily of loans with embedded derivatives and reverse repurchase agreements designated at fair value.
9	Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Barclays PLC – 2008 Results	32

Risk Management

Analysis of Barclays Capital Credit Market Exposures by Asset Class

	As at 31.12.08 £m	ABS CDO Super Senior £m	Other US Sub-prime £m	Alt-A £m	RMBS Wrapped by Monoline Insurers £m
Debt securities	4,745		782	2,532

Trading portfolio assets	4,745		782	2,532

Loans and advances	14,429		1,565	778

Financial assets designated at fair value	14,429		1,565	778

Derivative financial instruments	9,234		643	398	1,639

Loans and advances to customers	12,808	3,104	195
Debt securities	727		147	580

Available for sale financial instruments	727		147	580

Other assets	109		109

Exposure on balance sheet		3,104	3,441	4,288	1,639

Barclays PLC – 2008 Results	33

Risk Management

Commercial Real Estate Loans £m	Commercial Mortgage Backed Securities £m	CMBS Wrapped by Monoline Insurers £m	Leveraged Finance £m	SIVs and SIV-lites £m	CDPCs £m	CLO and Other Exposure Wrapped by Monoline Insurers £m
	1,420			11

	1,420			11

11,555				531

11,555				531

23	(685)	1,854		273	150	4,939

			9,361	148

11,578	735	1,854	9,361	963	150	4,939

Barclays PLC – 2008 Results	34

Risk Management

Barclays Capital Credit Market Exposures

Barclays Capital’s credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and available for sale. None of the exposure disclosed below has been reclassified to loans and advances under the amendments to IAS 39.

The exposures are set out by asset class in US Dollars and Sterling below:

	Notes	$m1		£m1
US Residential Mortgages		As at 31.12.08	As at 31.12.07	As at 31.12.08	As at 31.12.07
ABS CDO super senior	A1	4,526	9,356	3,104	4,671

Other US sub-prime	A2	5,017	10,089	3,441	5,037

Alt-A	A3	6,252	9,847	4,288	4,916

US RMBS exposure wrapped by monoline insurers	A4	2,389	1,462	1,639	730

Commercial Mortgages
Commercial real estate	B1	16,882	22,239	11,578	11,103
Commercial mortgage-backed securities	B1	1,072	2,596	735	1,296
CMBS exposure wrapped by monoline insurers	B2	2,703	395	1,854	197

Other Credit Market Exposures
Leveraged finance	C1	15,152	18,081	10,391	9,027

SIVs and SIV-lites	C2	1,404	1,570	963	784

CDPCs	C3	218	39	150	19

CLO and other exposure wrapped by monoline insurers	C4	7,202	817	4,939	408

These exposures have been actively managed during the year in an exceptionally challenging market environment and have been reduced by net sales and paydowns of £6,311m, offset by the 37% appreciation of the US Dollar against Sterling. In January 2009, there was an additional sale of £3,056m of leveraged finance exposure which was repaid at par. Exposures at 31st December 2008 included £1,060m of securities from the acquisition of Lehman Brothers North American businesses. Exposures wrapped by monolines have increased during the course of 2008 as a result of declines in the fair value of the underlying assets.

1	As the majority of exposure is held in US Dollars the exposures above are shown in both US Dollars and Sterling.

Barclays PLC – 2008 Results	35

Risk Management

There were gross losses of £8,053m (2007: £2,999m) in the year to 31st December 2008. These losses were partially offset by related income and hedges of £1,433m (2007: £706m), and gains of £1,663m (2007: £658m) from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

The gross losses, which included £1,763m (2007: £782m) in impairment charges, comprised: £5,584m (2007: £2,811m) against US RMBS exposures; £1,488m (2007: £14m) against commercial mortgage exposures; and £981m (2007: £174m) against other credit market exposures.

	Fair Value Losses £m	Impairment Charge £m	Gross Losses £m
ABS CDO super senior	(78)	(1,383)	(1,461)

Other US sub-prime	(1,560)	(168)	(1,728)

Alt-A	(1,858)	(125)	(1,983)

US RMBS wrapped by monoline insurers	(412)	—	(412)

Total US residential mortgages	(3,908)	(1,676)	(5,584)

US	(671)	—	(671)
Europe	(350)	—	(350)

Total commercial real estate	(1,021)	—	(1,021)

Commercial mortgage-backed securities	(127)	—	(127)
CMBS wrapped by monoline insurers	(340)	—	(340)

Total commercial mortgages	(1,488)	—	(1,488)

SIVs and SIV-Lites	(143)	(87)	(230)

CDPCs	(14)	—	(14)

CLO and other assets wrapped by monoline insurers	(737)	—	(737)

Total other credit market	(894)	(87)	(981)

Total	(6,290)	(1,763)	(8,053)

Barclays PLC – 2008 Results	36

Risk Management

A.	US Residential Mortgages

US residential mortgage exposures have reduced by 19% in Sterling terms, since 31st December 2007.

A1.	ABS CDO Super Senior

During the year ABS CDO Super Senior exposures reduced by £1,567m to £3,104m (31st December 2007: £4,671m). Net exposures are stated after writedowns and charges of £1,461m incurred in 2008 (2007: £1,816m) and hedges of £nil (31st December 2007: £1,347m). There were no hedges in place at 31st December 2008 as the corresponding liquidity facilities had been terminated. There were liquidations and paydowns of £2,318m in the year; weaker Sterling and a reduction in hedges increased exposure by £865m and £1,347m respectively.

The remaining ABS CDO Super Senior exposure at 31st December 2008 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables, and no remaining mezzanine exposure. At 31st December 2007 there were 15 facilities of which nine were high grade and six mezzanine.

The impairment assessment of remaining super senior positions is based on cash flow methodology using standard market assumptions such as default curves and remittance data to calculate the net present value of the future losses for the collateral pool over time. As a result, future potential impairment charges depend on changes in these assumptions.

We have included all ABS CDO Super Senior exposure in the US residential mortgages section as nearly 90% of the underlying collateral relates to US RMBS. The impairment applied to the notional collateral is set out in the table opposite.

Barclays PLC – 2008 Results	37

Risk Management

A1.	ABS CDO Super Senior

	As at 31.12.08		As at 31.12.07			As at 31.12.08	As at 31.12.07
	High Grade £m	Total £m	High Grade £m	Mezzanine £m	Total £m	Marks %	Marks %
2005 and earlier	1,226	1,226	1,458	1,152	2,610	90%	69%
2006	471	471	1,654	314	1,968	37%	47%
2007 and 2008	25	25	176	87	263	69%	53%

Sub-prime	1,722	1,722	3,288	1,553	4,841	75%	60%

2005 and earlier	891	891	714	102	816	77%	96%

2006	269	269	594	68	662	75%	90%
2007 and 2008	62	62	163	13	176	37%	80%

Alt-A	1,222	1,222	1,471	183	1,654	74%	92%

Prime	520	520	662	123	785	100%	100%
RMBS CDO	402	402	842	445	1,287	0%	19%
Sub-prime second lien	127	127	158	—	158	0%	32%

Total US RMBS	3,993	3,993	6,421	2,304	8,725	68%	63%

CMBS	44	44	189	110	299	100%	96%
Non-RMBS CDO	453	453	429	80	509	56%	49%
CLOs	35	35	26	—	26	100%	100%
Other ABS	51	51	136	4	140	100%	100%

Total Other ABS	583	583	780	194	974	66%	72%

Total Notional Collateral	4,576	4,576	7,201	2,498	9,699	68%	64%

Subordination	(459)	(459)	(1,001)	(864)	(1,865)

Gross exposure pre-impairment	4,117	4,117	6,200	1,634	7,834
Impairment allowances	(1,013)	(1,013)	(290)	(432)	(722)
Trading losses gross of hedges	—	—	(1,041)	(53)	(1,094)
Hedges	—	—	(960)	(387)	(1,347)

Net exposure	3,104	3,104	3,909	762	4,671

Collateral marks including liquidated structures						32%	62%

1	Marks above reflect the gross exposure after impairment and subordination and do not include the benefit of hedges. The change in marks since 31st December 2007 primarily results from the liquidation during 2008 of the most impaired structures

Barclays PLC – 2008 Results	38

Risk Management

Consolidated collateral of £8.4bn relating to the ten CDOs that were liquidated in 2008 has been sold or are stated at fair value net of hedges within Other US sub-prime, Alt-A and CMBS exposures. The notional collateral remaining at 31st December 2008 is marked at approximately 12%. The collateral valuation for all ABS CDO Super Senior deals, including those liquidated and consolidated in 2008, is approximately 32% (31st December 2007: 62%).

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprises residential mortgage backed securities (RMBS). At 31st December 2008 the residual exposure contains a higher proportion of collateral originated in 2005 and earlier than at 31st December 2007. There is minimal exposure to collateral originated in 2007 or later. The vintages of the sub-prime, Alt-A and US RMBS collateral are set out in the table below.

	As at 31.12.08	As at 31.12.07
Sub-prime Collateral by Vintage
2005 and earlier	71%	54%
2006	27%	41%
2007 and 2008	2%	5%

Alt-A Collateral by Vintage
2005 and earlier	73%	49%
2006	22%	40%
2007 and 2008	5%	11%

US RMBS Collateral by Vintage
2005 and earlier	72%	53%
2006	25%	40%
2007 and 2008	3%	7%

RMBS collateral for the ABS CDO Super Senior exposures is subject to public ratings. The ratings of sub-prime, Alt-A and total US RMBS CDO collateral are set out in the table below.

	31.12.08 High Grade	31.12.07 High Grade	31.12.07 Mezzanine	31.12.07 Total

Sub-prime US RMBS Ratings
AAA/AA	42%	43%	2%	30%
A/BBB	21%	51%	82%	60%
Non-investment Grade	37%	6%	16%	10%

Alt-A RMBS Ratings
AAA/AA	66%	89%	47%	85%
A/BBB	7%	8%	45%	12%
Non-investment Grade	27%	3%	8%	3%

Total US RMBS Ratings
AAA/AA	50%	63%	14%	50%
A/BBB	13%	31%	70%	41%
Non-investment Grade	37%	6%	16%	9%

Barclays PLC – 2008 Results	39

Risk Management

A2.	Other US Sub-Prime

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08	Marks at 31.12.07
Whole loans - performing	1,290	2,805	80%	100%
Whole loans - more than 60 days past due	275	372	48%	65%

Total whole loans	1,565	3,177	72%	94%

AAA securities	111	735	40%	92%
Other sub-prime securities	818	525	23%	61%

Total securities gross of hedges	929	1,260	25%	76%
Hedges	—	(369)

Securities (net of hedges)	929	891
Residuals	—	233	0%	24%
Other exposures with underlying sub-prime collateral:
– Derivatives	643	333	87%	100%
– Loans	195	346	70%	100%
– Real Estate	109	57	46%	68%

Total other direct and indirect exposure	1,876	1,860

Total	3,441	5,037

The majority of Other US sub-prime exposures are measured at fair value through profit and loss. US sub-prime securities held in conduits and a collateralised debt obligation (CDO) are categorised as available for sale and are recognised in equity.

Exposure declined from £5,037m to £3,441m driven by gross losses of £1,728m and net sales, paydowns and other movements of £1,649m. Weaker Sterling resulted in an increase in exposure of £1,086m. Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American business of £83m in AAA securities and £124m in other US sub-prime securities.

At 31st December 2008, 82% of the whole loan exposure was performing. Whole loans included £1,422m (31st December 2007: £2,843m) acquired on or originated since the acquisition of EquiFirst in March 2007. Of this balance, £281m of new sub-prime loans were originated in 2008. At 31st December 2008, the average loan to value at origination of all the sub-prime whole loans was 79%. Loans guaranteed by Federal Housing Administration (FHA) are not included in the exposure above. An FHA loan is a mortgage loan fully insured by the US Federal Housing Administration and therefore not considered to be a credit sensitive product. EquiFirst has only originated FHA eligible loans since April 2008, and held £132m of these loans at 31st December 2008.

Securities included £37m held by consolidated conduits and £110m held in a CDO on which impairment charges of £16m and £53m respectively have been recorded.

Other exposures with underlying sub-prime collateral include counterparty derivative exposures to vehicles which hold sub-prime collateral. The majority of this exposure was the most senior obligation of the vehicles.

Barclays PLC – 2008 Results	40

Risk Management

A3.	Alt-A

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08%	Marks at 31.12.07%
AAA securities	1,847	3,553	43%	87%
Other Alt-A securities	1,265	208	9%	75%
Whole Loans	776	909	67%	97%
Residuals	2	25	6%	66%
Derivative exposure with underlying Alt-A collateral	398	221	100%	100%

Total	4,288	4,916

Alt-A securities, whole loans and residuals are measured at fair value through profit and loss. Alt-A securities held in conduits and a collateralised debt obligation (CDO) are categorised as available for sale and are recognised in equity.

Net exposure to the Alt-A market was £4,288m (31st December 2007: £4,916m), through a combination of whole loans, securities and residuals, including those held in consolidated conduits. There were gross losses of £1,983m in the year and net sales, paydowns and other movements of £181m. Weaker Sterling resulted in an increase in exposure of £1,190m. Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American business of £300m in AAA securities and £324m in other Alt-A securities.

Securities included £491m held by consolidated conduits and £89m held in a CDO on which impairment charges of £65m and £58m respectively have been recorded.

At 31st December 2008, 75% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 81%.

Other exposures with underlying Alt-A collateral included counterparty derivative exposures to vehicles which hold Alt-A collateral. The majority of this exposure was the most senior obligation of the vehicles.

Barclays PLC – 2008 Results	41

Risk Management

A4.	US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers

The deterioration in the US residential mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows RMBS assets where we held protection from monoline insurers at 31st December 2008. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £1,639m by 31st December 2008 (2007: £730m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 while 81% of the underlying assets were non-investment grade, 97% are wrapped by monolines with investment grade ratings.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £412m has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in all monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m

As at 31.12.08
AAA/AA	—	—	—	—	—
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37

Total	2,641	500	2,141	(502)	1,639

As at 31.12.07
AAA/AA	2,807	2,036	771	(41)	730

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	Rating of Monoline Insurers - As at 31.12.08
	AAA/AA £m	A/BBB £m	Non-Investment Grade £m	Total £m
2005 and earlier	—	143	—	143
2006	—	1,240	—	1,240
2007 and 2008	—	510	—	510

High Grade	—	1,893	—	1,893
Mezzanine - 2005 and earlier	—	625	74	699
CDO[2] - 2005 and earlier	—	49	—	49

US RMBS	—	2,567	74	2,641

Barclays PLC – 2008 Results	42

Risk Management

The notional value of the assets, split by the current rating of the underlying asset, is shown below.

	Rating of Underlying Asset – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non-Investment Grade £m	Total £m
2005 and earlier	143	—	—	143
2006	—	—	1,240	1,240
2007 and 2008	—	—	510	510

High Grade	143	—	1,750	1,893
Mezzanine - 2005 and earlier	31	330	338	699
CDO[2] - 2005 and earlier	—	—	49	49

US RMBS	174	330	2,137	2,641

Barclays PLC – 2008 Results	43

Risk Management

B.	Commercial Mortgages

Commercial mortgages have increased by 12% in Sterling terms.

B1.	Commercial Mortgages

Exposures in Barclays Capital’s commercial mortgages portfolio, all of which are measured at fair value, comprised commercial real estate loan exposure of £11,578m (31st December 2007: £11,103m) and commercial mortgage-backed securities (CMBS) of £735m (31st December 2007: £1,296m). During the year there were gross losses of £1,148m. Gross sales and paydowns of £1,034m in the UK and Continental Europe and £2,167m in the US were partially offset by additional drawdowns. Weaker Sterling increased exposure by £3,058m.

The commercial real estate loan exposure comprised 55% US, 41% UK and Europe and 4% Asia. 5% of the total relates to land or property under construction.

The US exposure included two large transactions which comprised 42% of the total US exposure and have paid down approximately £789m in the year. The remaining 58% of the US exposure comprised 76 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.4 years.

The UK and Europe portfolio is well diversified with 64 transactions in place as at 31st December 2008. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 90% of the portfolio. 47% of the German exposure relates to one transaction secured on multifamily residential assets. Exposure to the Spanish market represents less than 1% of global exposure at 31st December 2008.

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08%	Marks at 31.12.07%
Commercial Real Estate Exposure by Region
US	6,329	5,947	88%	99%
Germany	2,467	1,783	95%	100%
Sweden	265	250	96%	100%
France	270	289	94%	100%
Switzerland	176	127	97%	100%
Spain	106	89	92%	100%
Other Continental Europe	677	779	90%	100%
UK	831	1,422	89%	100%
Asia	457	417	97%	100%

Total	11,578	11,103

		WALTV[1]	WAM[2]	WALA[3]
Commercial Real Estate Exposure Metrics
US		79.5%	1.4 yrs	1.6 yrs
Germany		79.4%	4.6 yrs	1.5 yrs
Other Europe		82.2%	4.5 yrs	1.7 yrs
UK		77.8%	5.8 yrs	1.8 yrs
Asia		93.3%	4.7 yrs	1.3 yrs

1	Weighted-average loan- to- value based on the most recent valuation
2	Weighted-average number of years to initial maturity
3	Weighted-average loan age

Barclays PLC – 2008 Results	44

Risk Management

	US £m	Germany £m	Other Europe £m	UK £m	Asia £m	Total £m
Commercial Real Estate Exposure by Industry As at 31.12.08
Office	2,081	436	802	192	145	3,656
Residential	1,957	1,268	—	229	128	3,582
Retail	66	567	96	110	118	957
Hotels	1,145	—	441	29	18	1,633
Leisure	—	—	—	233	—	233
Land	232	—	—	—	—	232
Industrial	582	126	131	38	10	887
Mixed/Others	243	70	24	—	38	375
Hedges	23	—	—	—	—	23

Total	6,329	2,467	1,494	831	457	11,578

	As at 31.12.08 £m	As at 31.12.07 £m	Marks[1] at 31.12.08%	Marks[1] at 31.12.07%
Commercial Mortgage Backed Securities (Net of Hedges)
AAA securities	588	1,008
Other securities	147	288

Total	735	1,296	21%	98%

Exposure is stated net of hedges traded in the liquid index swap market with market counterparties. The counterparty exposure is managed through a standard derivative collateralisation process and none of the hedge counterparties are monoline insurers.

Exposures at 31st December 2008 included assets acquired from Lehman Brothers North American business of £143m in AAA securities and £86m in other securities.

1	Marks are based on gross collateral.

Barclays PLC – 2008 Results	45

Risk Management

B2.	CMBS Exposure Wrapped by Monoline Insurers

The deterioration in the commercial mortgage market has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows Commercial Mortgage Backed Security (CMBS) assets where we held protection from monoline insurers at 31st December 2008. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £1,854m by 31st December 2008 (31st December 2007: £197m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 all underlying assets were rated AAA/AA and 89% are wrapped by monolines with investment grade ratings.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £340m has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in all monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
As at 31.12.08
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179

Total	3,752	1,509	2,243	(389)	1,854

As at 31.12.07
AAA/AA	3,614	3,408	206	(9)	197

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	Rating of Monoline Insurers – As at 31.12.08
	AAA/AA £m	A/BBB £m	Non-investment Grade £m	Total £m
2005 and earlier	—	437	—	437
2006	69	544	—	613
2007 and 2008	—	2,277	425	2,702

CMBS	69	3,258	425	3,752

Barclays PLC – 2008 Results	46

Risk Management

The notional value of the assets split by the current rating of the monoline insurer, is shown below. All CMBS assets were rated AAA/AA at 31st December 2008.

	Rating of underlying asset – As at 31.12 08
	AAA/AA £m	A/BBB £m	Non-Investment Grade £m	Total £m
2005 and earlier	437	—	—	437
2006	613	—	—	613
2007 and 2008	2,702	—	—	2,702

CMBS	3,752	—	—	3,752

Barclays PLC – 2008 Results	47

Risk Management

C.	Other Credit Market Exposures

In the year ended 31st December 2008 these exposures increased by 61% in Sterling terms.

C1.	Leveraged Finance

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit performance of the assets remains satisfactory.

At 31st December 2008, the gross exposure relating to leveraged finance loans was £10,506m (31st December 2007: £9,217m). Barclays Capital expects to hold these leveraged finance positions until redemption. Material movements since 31st December 2007 reflect exchange rate changes rather than changes in loan positions.

The net exposure relating to leverage finance loans of £10,391m (31st December 2007: £9,027m) was reduced to £7,335m following a repayment of £3,056m at par in January 2009.

	As at 31.12.08 £m	As at 31.12.07 £m
Leveraged Finance Exposure by Region
UK	4,810	4,401
US	3,830	3,037
Europe	1,640	1,568
Asia	226	211

Total lending and commitments	10,506	9,217
Identified and unidentified impairment[1]	(115)	(190)

Net lending and commitments	10,391	9,027

The industry classification of the exposure was as follows:

	As at 31.12.08			As at 31.12.07
	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m
Leveraged Finance Exposure by Industry
Insurance	2,546	31	2,577	2,456	78	2,534
Telecoms	2,998	211	3,209	2,259	240	2,499
Retail	904	128	1,032	828	132	960
Healthcare	659	144	803	577	141	718
Media	655	89	744	469	127	596
Services	568	131	699	388	134	522
Manufacture	500	102	602	371	125	496
Chemicals	317	26	343	46	286	332
Other	329	168	497	233	327	560

Total	9,476	1,030	10,506	7,627	1,590	9,217

New leveraged finance commitments originated after 30th June 2007 comprised £573m (31st December 2007: £1,148m).

1	The movement in impairment during the period is primarily due to the release of the provision on the post year end repayment, for which there was a binding commitment as at 31st December 2008.

Barclays PLC – 2008 Results	48

Risk Management

C2.	SIVs and SIV-Lites

	As at 31.12.08 £m	As at 31.12.07 £m	Marks at 31.12.08%	Marks at 31.12.07%
SIVs/SIV-Lites
Liquidity facilities	679	466	62%	100%
Bond inventory	11	52	7%	37%
Derivatives	273	266

Total	963	784

SIV exposure increased from £784m to £963m during the year. There were £230m of gross losses against SIVs and SIV lites in the year. Weaker Sterling resulted in an increase in exposure of £281m.

At 31st December 2008 liquidity facilities of £679m (31st December 2007: £466m) include £531m designated at fair value through profit and loss relating to a SIV-lite which had previously been hedged with Lehman Brothers. Following the Lehman Brothers bankruptcy this facility was reflected as a new exposure to the underlying assets. The remaining £148m represented drawn liquidity facilities in respect of SIV-lites and other structured investment vehicles classified as loans and advances stated at cost less impairment.

Bond inventory and derivatives are fair valued through profit and loss.

Movement in derivative exposure primarily related to CDS exposure due to general spread widening. At 31st December 2008 exposure was broadly in line with the prior year.

C3.	CDPC Exposure

Credit derivative product companies (“CDPCs”) are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. The Group has purchased protection from CDPCs against a number of securities with a notional value of £1,772m. The fair value of the exposure to CDPCs at 31st December 2008 was £150m. There were £14m of gross losses in the year.

Of the notional exposure, 45% related to AAA/AA rated counterparties, with the remainder rated A/BBB.

Exposure by Credit Rating of CDPC

	Notional £m	Gross Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
As at 31.12.08
AAA/AA	796	77	(14)	63
A/BBB	976	87	—	87

Total	1,772	164	(14)	150

As at 31.12.07
AAA/AA	1,262	19	—	19

Barclays PLC – 2008 Results	49

Risk Management

C4.	CLO and Other Exposure Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 31st December 2008. The deterioration in markets for these assets has resulted in exposure to monoline insurers and other financial guarantors that provide credit protection. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £4,939m by 31st December 2008 (31st December 2007: £408m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st December 2008 all of the underlying assets have investment grade ratings and 39% are wrapped by monolines rated AAA/AA. 87% of the underlying assets were CLOs, all of which were rated AAA/AA.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2008. Consequently, a fair value loss of £737m, has been recognised in the year. There have been no claims due under these contracts as none of the underlying assets were in default at 31st December 2008.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs for non-AAA rated monolines, which results in all other monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

	Notional £m	Fair Value of Underlying Asset £m	Fair Value Exposure £m	Credit Valuation Adjustment £m	Net Exposure £m
As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133

Total	20,875	15,103	5,772	(833)	4,939

As at 31.12.07
AAA/AA	15,152	14,735	417	(9)	408

Barclays PLC – 2008 Results	50

Risk Management

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	Rating of Monoline Insurer - As at 31.12.08
	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	2,064	1,647	2,326	6,037
2006	1,803	2,173	1,918	5,894
2007 and 2008	3,324	1,369	1,602	6,295

CLOs	7,191	5,189	5,846	18,226
2005 and earlier	131	661	70	862
2006	145	158	232	535
2007 and 2008	814	438	—	1,252

Other	1,090	1,257	302	2,649

Total	8,281	6,446	6,148	20,875

The notional value of the assets split by the current rating of the underlying asset is shown below. All of the underlying assets had investment grade ratings as at 31st December 2008.

	Rating of Underlying Asset - As at 31.12.08
	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	6,037	—	—	6,037
2006	5,894	—	—	5,894
2007 and 2008	6,295	—	—	6,295

CLOs	18,226	—	—	18,226
2005 and earlier	862	—	—	862
2006	535	—	—	535
2007 and 2008	785	467	—	1,252

Other	2,182	467	—	2,649

Total	20,408	467	—	20,875

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31st December 2008, the own credit adjustment arose from the fair valuation of £54.5bn of Barclays Capital structured notes (31st December 2007: £40.7bn). The widening of Barclays credit spreads in the year affected the fair value of these notes and as a result revaluation gains of £1,663m were recognised in trading income (2007: £658m).

Barclays PLC – 2008 Results	51

Risk Management

Credit Risk

Loans and Advances to Customers and Banks

Total loans and advances to customers and banks net of impairment allowance grew 32% to £542,118m. Loans and advances at amortised cost were £509,522m (2007: £385,518m) and loans and advances at fair value were £32,596m (2007: £25,271m).

Loans and Advances at Amortised Cost

	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bp
As at 31.12.08
Wholesale - customers	266,750	2,784	263,966	8,144	3.1%	2,540	95
Wholesale - banks	47,758	51	47,707	48	0.1%	40	8

Total wholesale	314,508	2,835	311,673	8,192	2.6%	2,580	82

Retail - customers	201,588	3,739	197,849	7,508	3.7%	2,333	116

Total retail	201,588	3,739	197,849	7,508	3.7%	2,333	116

Total	516,096	6,574	509,522	15,700	3.0%	4,913	95

As at 31.12.07
Wholesale - customers	187,086	1,309	185,777	5,157	2.8%	1,190	64
Wholesale - banks	40,123	3	40,120	—	—	(13)	(3)

Total wholesale	227,209	1,312	225,897	5,157	2.3%	1,177	52

Retail - customers	162,081	2,460	159,621	4,484	2.8%	1,605	99

Total retail	162,081	2,460	159,621	4,484	2.8%	1,605	99

Total	389,290	3,772	385,518	9,641	2.5%	2,782	71

Gross loans and advances to customers and banks at amortised cost grew 33% to £516,096m (31st December 2007: £389,290m).

The principal driver in the wholesale portfolio was Barclays Capital which grew by £72,514m (53%). This was driven by a decline in the value of Sterling relative to other currencies, increased draw downs on existing corporate lending facilities and the extension of new loans to corporate clients at current terms. Additionally, continuing market volatility resulted in increased cash collateral being placed with clients relating to OTC derivatives.

The principal drivers in the retail portfolio were: GRCB – Western Europe, which grew £14,436m (59%) as a result of growth in new personal products and currency movements, and UK Retail Banking, which grew £12,319m (15%), principally in the Home Finance business.

Credit risk loans rose 63% to £15,700m (31st December 2007: £9,641m). As a percentage of gross loans and advances, credit risk loans rose to 3.0% (31st December 2007: 2.5%). CRL balances were higher in all businesses as credit conditions deteriorated across Barclays areas of operations. The most notable increases were in Barclays Capital, the international businesses in Global Retail & Commercial Banking, and the UK home finance portfolios.

Barclays PLC – 2008 Results	52

Risk Management

Impairment charges on loans and advances increased 77% (£2,131m) to £4,913m (2007: £2,782m), and included charges of £1,763m against ABS CDO Super Senior and other credit market exposures. Further analysis of these charges is provided on pages 63, 64 and 78.

Impairment charges on loans and advances as a percentage of period-end Group total loans and advances (“loan loss rate”) increased to 95bp (2007: 71bp).

In the wholesale and corporate portfolios, impairment charges on loans and advances rose 119% (£1,403m) to £2,580m (31st December 2007: £1,177m). Gross loans and advances rose 38% to £314,508m (31st December 2007: £227,209m). The loan loss rate on the wholesale and corporate portfolio rose to 82bp (2007: 52bp).

In the retail portfolios, impairment charges on loans and advances rose 45% (£728m) to £2,333m (2007: £1,605m), principally as a consequence of increased impairment in the international portfolios, whilst gross loans and advances increased 24% to £201,588m (31st December 2007: £162,081m). The retail loan loss rate increased to 116bp (2007: 99bp).

Impairment allowances increased 74% to £6,574m (31st December 2007: £3,772m). The Group’s CRL coverage ratio increased to 41.9% (31st December 2007: 39.1%). The most significant drivers were higher coverage of ABS CDO super senior CRLs, offset by an increase in CRLs in well-secured home loan portfolios, and in the general corporate portfolio where the recovered outlook is relatively high, and increased early-cycle delinquent balances in retail unsecured portfolios. The Group’s PCRL coverage ratio also increased to 36.2% (31st December 2007: 33.0%), see page 65 for more detail.

Barclays PLC – 2008 Results	53

Risk Management

Wholesale Credit Risk

Gross loans and advances to wholesale customers and banks grew 38% to £314,508m (31st December 2007: £227,209m), largely due to Barclays Capital where loans and advances increased £72,514m (53%).

Credit Risk Loans (CRLs) rose 59% to £8,192m (31st December 2007: £5,157m). As a percentage of gross loans and advances, CRLs increased 13% to 2.6% (31st December 2007: 2.3%). CRL balances were higher in all businesses, reflecting the downturn in economic conditions, with some deterioration across default grades, higher levels of Early Warning List balances and a rise in impairment and loan loss rates in most wholesale portfolios. The largest rises were in Barclays Capital and GRCB Western Europe.

Impairment charges on loans and advances rose 119% (£1,403m) to £2,580m (31st December 2007: £1,177m), primarily in Barclays Capital, although all other businesses were higher than the previous year. Impairment in Barclays Commercial Bank rose in both the Larger and Medium Business divisions. Deterioration in the Spanish commercial and residential property markets led to higher impairment in GRCB Western Europe, while in GRCB Absa, wholesale credit impairment began to rise from a low base and credit indicators began to show deterioration. The loan loss rate on the wholesale and corporate portfolio rose to 82bp (2007: 52bp).

In the wholesale and corporate portfolios impairment allowances increased 116% to £2,835m (31st December 2007: £1,312m).

Wholesale Loans and Advances to Customers and Banks

	Gross Loans and Advances	Impairment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans and Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bp
As at 31.12.08
BCB	68,904	504	68,400	1,181	1.7%	414	60
Barclaycard	301	2	299	20	6.6%	11	365
GRCB WE	15,432	232	15,200	578	3.7%	125	81
GRCB EM	7,551	122	7,429	191	2.5%	36	48
GRCB Absa	8,648	140	8,508	304	3.5%	19	22
Barclays Capital	208,596	1,796	206,800	5,743	2.8%	1,936	93
BGI	834	—	834	—	—	—	—
Barclays Wealth	3,282	28	3,254	174	5.3%	28	85
Head Office	960	11	949	1	0.1%	11	115

Total	314,508	2,835	311,673	8,192	2.6%	2,580	82

As at 31.12.07
BCB	65,535	483	65,052	956	1.5%	292	45
Barclaycard	295	3	292	17	5.8%	9	305
GRCB WE	10,927	63	10,864	93	0.9%	19	17
GRCB EM	4,833	79	4,754	119	2.5%	10	21
GRCB Absa	5,321	112	5,209	97	1.8%	11	21
Barclays Capital	136,082	514	135,568	3,791	2.8%	833	61
BGI	211	—	211	—	—	—	—
Barclays Wealth	2,745	7	2,738	47	1.7%	—	—
Head Office	1,260	51	1,209	37	2.9%	3	24

Total	227,209	1,312	225,897	5,157	2.3%	1,177	52

Barclays PLC – 2008 Results	54

Risk Management

Barclays largest corporate loan portfolios continue to be in Barclays Capital and Barclays Commercial Bank. Barclays Capital’s corporate loan book grew 43% to £72,796m, driven by the decline in the value of Sterling relative to other currencies as well as draw downs on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions. Loans and advances at amortised cost grew 5% in Barclays Commercial Bank and was focused in lower-risk portfolios in Larger Business.

Portfolio growth rates were higher in the international businesses, where GRCB’s wholesale portfolios in Western Europe, Emerging Markets and Absa grew by 40%, 56% and 63%, respectively.

Analysis of Wholesale Loans and Advances Net of Impairment Allowances

	Corporate		Government		Settlement Balances & Cash Collateral		Other Wholesale		Total Wholesale
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
BCB	67,741	64,773	659	279	—	—	—	—	68,400	65,052
Barclaycard	299	292	—	—	—	—	—	—	299	292
GRCB WE	15,017	10,721	32	4	—	—	151	139	15,200	10,864
GRCB EM	5,283	3,276	1,709	1,193	—	—	437	285	7,429	4,754
GRCB Absa	8,480	5,204	28	5	—	—	—	—	8,508	5,209
Barclays Capital	72,796	51,038	3,760	1,220	79,418	46,639	50,826	36,671	206,800	135,568
BGI	834	211	—	—	—	—	—	—	834	211
Barclays Wealth	3,254	2,738	—	—	—	—	—	—	3,254	2,738
Head Office	949	1,209	—	—	—	—	—	—	949	1,209

Total	174,653	139,462	6,188	2,701	79,418	46,639	51,414	37,095	311,673	225,897

Barclays PLC – 2008 Results	55

Risk Management

Analysis of Barclays Capital Wholesale Loans and Advances Net of Impairment Allowances

	Gross Loans & Advances	Impairment Allowance	Loans and Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bp
As at 31.12.08
Loans & Advances Bank
Cash collateral & settlement balances	19,264	—	19,264	—	—	—	—
Interbank lending	24,086	51	24,035	48	0.2%	40	17

Loans & Advances to Customers
Corporate lending	77,042	486	76,556	1,100	1.4%	305	40
ABS CDO Super Senior	4,117	1,013	3,104	4,117	100.0%	1,383	3,359
Other wholesale lending	23,933	246	23,687	478	2.0%	208	87
Cash collateral and settlement balances	60,154	—	60,154	—	—	—	—

Total	208,596	1,796	206,800	5,743	2.8%	1,936	93

Barclays Capital wholesale loans and advances increased 53% to £208,596m (2007: £136,082m). This was driven by a decline in the value of Sterling relative to other currencies, increased drawdowns on existing corporate lending facilities and the extension of new loans to corporate clients at current terms. Additionally, continuing market volatility resulted in increased cash collateral being placed with clients relating to OTC derivatives.

The corporate lending portfolio, including leveraged finance, increased 47% to £76,556m (2007: £52,258) primarily due to draw downs on existing loan facilities and the extension of new loans at current terms to financial and manufacturing institutions.

Included within corporate lending and other wholesale lending portfolios are £7,674m of loans backed by retail mortgage collateral.

Barclays Capital Loans and Advances Held at Fair Value

Barclays Capital loans and advances held at fair value were £19,630m (2007: £18,259m). These assets are primarily made up of US RMBS whole loans and commercial real estate loans, £14,429m of which is discussed within the credit market exposures.

Barclays PLC – 2008 Results	56

Risk Management

Analysis of Barclays Commercial Bank Loans and Advances

The tables below analyses the industry split of Barclays Commercial Bank loans and advances after impairment allowance of £504m. The loan book consists of both loans and advances held at amortised cost and loans and advances held at fair value.

Total
£m
Loans and Advances to Banks at Amortised Cost
Financial institutions services	867

Total	867

Total
£m
Loans and Advances to Customers at Amortised Cost
Business and other services	16,611
Construction	3,974
Energy and water	1,112
Financial institutions and services	6,427
Finance Lease receivables	6,644
Manufacturing	8,378
Postal and communications	1,303
Property	8,985
Transport	2,014
Wholesale and retail distribution and leisure	11,426
Government	659

Total	67,533

Total
£m
Loans and Advances Held at Fair Value
Business and other services	535
Construction	39
Financial institutions and services	32
Property	7,366
Government	4,994

Total	12,966

Loans and advances held at fair value were £12,966m as at 31st December 2008. Of these, £12,360m related to Government, Local Authority and Social Housing. Fair value exceeds amortised cost by £3,018m. Fair value is calculated using a valuation model with reference to observable market inputs and is matched by offsetting fair value movements on hedging instruments.

Property balances within loans and advances at amortised cost and held at fair value totalled £16,351m, of which £8,795m related to social housing.

The weighted average of the drawn balance loss given default, for all of the above loans and advances, is 31%.

Barclays PLC – 2008 Results	57

Risk Management

Barclays Commercial Bank Financial Sponsor Leveraged Finance

As at 31st December 2008, the exposure relating to Financial Sponsor related leveraged finance loans in Barclays Commercial Bank was £2,445m, of which £1,875m related to drawn amounts recorded in loans and advances.

As at 31.12.08
£m
Leveraged Finance Exposure by Region
UK	2,111
Europe	323
Other	11

Total lending and commitments	2,445
Underwriting	28

Total exposure	2,473

The industry classification of the exposure was as follows:

	Drawn	Undrawn	Total
	£m	£m	£m
Leveraged Finance Exposure by Industry - As at 31.12.08
Business and other services	1,083	288	1,371
Construction	12	5	17
Energy and water	43	17	60
Financial institutions and services	58	10	68
Manufacturing	307	130	437
Postal and communications	35	2	37
Property	26	5	31
Transport	14	43	57
Wholesale and retail distribution and leisure	297	70	367

Total exposure	1,875	570	2,445

Barclays PLC – 2008 Results	58

Risk Management

Retail Credit Risk

Gross Loans and Advances to retail customers grew 24% to £201,588m (31st December 2007: £162,081m). The principal drivers were GRCB Western Europe, UK Retail Banking, and Barclaycard. The GRCB Western Europe retail portfolio grew by £14,436m (59%) to £38,918m, largely driven by Home Loans in Spain and Italy, and the appreciation in the value of the Euro against Sterling. The UK Retail Banking portfolio increased by £12,319m (15%) to £96,083m, primarily driven by UK Home Loans. The Barclaycard Retail portfolios grew by £8,866m (43%) to £29,390m, with growth across the US, UK and Western European card portfolios.

Credit Risk Loans rose 67% to £7,508m (31st December 2007: £4,484m). As a percentage of gross loans and advances, Credit Risk Loans increased to 3.7% (31st December 2007: 2.8%). CRL balances were higher in all businesses as credit conditions deteriorated across Barclays areas of operations. The most notable increases were in the international businesses in GRCB, particularly Absa.

Impairment charges on loans and advances increased 45% (£728m) to £2,333m (2007: £1,605m), mainly due to adverse performances in the international portfolios, partially offset by improvement in some UK portfolios. Impairment charges on loans and advances as a percentage of period-end retail loans and advances (“loan loss rate”) increased to 116bp (2007: 99bp).

Impairment allowances increased 52% to £3,739m (31st December 2007: £2,460m). The CRL coverage ratio decreased to 49.8% (31st December 2007: 54.9%). The PCRL coverage ratio also decreased to 46.7% (31st December 2007: 49.4%).

Retail Loans and Advances to Customers Net of Impairment Allowances

	Gross Loans & Advances	Impairment Allowance	Loans & Advances Net of Impairment	Credit Risk Loans	CRLs % of Gross Loans & Advances	Impairment Charge	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bp
As at 31.12.08
UKRB	96,083	1,134	94,949	2,403	2.5%	602	63
Barclaycard	29,390	1,677	27,713	2,566	8.7%	1,086	370
GRCB WE	38,918	302	38,616	794	2.0%	171	44
GRCB EM	4,083	191	3,892	179	4.4%	130	318
GRCB Absa	24,677	411	24,266	1,518	6.2%	328	133
Barclays Wealth	8,437	24	8,413	48	0.6%	16	19

Total	201,588	3,739	197,849	7,508	3.7%	2,333	116

As at 31.12.07
UKRB	83,764	1,005	82,759	2,063	2.5%	559	67
Barclaycard	20,524	1,093	19,431	1,601	7.8%	818	399
GRCB WE	24,482	81	24,401	250	1.0%	57	23
GRCB EM	1,881	44	1,837	67	3.6%	29	154
GRCB Absa	24,994	235	24,759	499	2.0%	135	54
Barclays Wealth	6,436	2	6,434	4	0.1%	7	11

Total	162,081	2,460	159,621	4,484	2.8%	1,605	99

Barclays PLC – 2008 Results	59

Risk Management

Total home loans to retail customers grew by 27% to £135,077m, driven by the 58% rise in GRCB – Western Europe, reflecting currency movements and book growth. The UK home finance portfolios within UK Retail Banking grew 18% to £82,303m (31st December 2007: £69,805m).

Unsecured retail credit (credit card and unsecured loans) portfolios grew 43% to £38,856m, (31st December 2007: £27,256m), principally as a result of growth in Barclaycard US and GRCB – Western Europe as well as the acquisition of Goldfish in the UK.

Analysis of Retail Loans and Advances Net of Impairment Allowances

	Home Loans		Cards and Unsecured Loans		Other Retail		Total Retail
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
UKRB	82,303	69,805	8,294	8,297	4,352	4,657	94,949	82,759
Barclaycard	—	—	23,224	14,930	4,489	4,501	27,713	19,431
GRCB WE	33,760	21,393	4,395	2,660	461	348	38,616	24,401
GRCB EM	603	285	2,900	1,369	389	183	3,892	1,837
GRCB Absa	18,411	15,136	43	—	5,812	9,623	24,266	24,759
Barclays Wealth	—	—	—	—	8,413	6,434	8,413	6,434

Total	135,077	106,619	38,856	27,256	23,916	25,746	197,849	159,621

Barclays PLC – 2008 Results	60

Risk Management

Home Loans

The Group’s principal home loans portfolios continue to be in the UK Retail Banking Home Finance business (61% of the Group’s total), GRCB – Western Europe (25%) primarily Spain, and South Africa (14%). During the year, the Group managed the risk profile of these portfolios by strengthening underwriting criteria and reducing the maximum loan to value (LTV) ratios, with greater discrimination between purchases and remortgages and, within the UK buy to let (BTL) segment, between portfolio customers and single property investors.

Credit quality of the principal Home Loan portfolios reflected relatively low levels of high LTV lending. Using current valuations, the LTV of the portfolios as at 31st December 2008 was 40% for UK Home Finance, 48% for Spain and 41% for South Africa. The average LTV for new mortgage business during 2008 at origination was 47% for UK Home Finance, 63% for Spain and 58% for South Africa. The percentage of balances with an LTV of over 85% based on current values was 10% for UK Home Finance, 5% for Spain and 25% for South Africa. In the UK, BTL mortgages comprised 6.8% the total stock.

Impairment charges rose across the home loans portfolios, reflecting the impact of lower house prices as well as some increase in arrears rates. Three-month arrears as at 31st December 2008 were 0.91% for UK mortgages, 0.76% for Spain and 2.11% for South Africa. To support the Group’s risk profile, we increased collections staff across the businesses and improved operational practices to boost effectiveness.

Home Loans – Distribution of Balances by Loan to Value (Current Valuations)1

	UK		Spain		South Africa
	2008	2007	2008	2007	2008	2007
	%	%	%	%	%	%
<= 75%	78.2%	90.1%	86.7%	92.2%	60.5%	68.6%
> 75% & <= 80%	6.1%	4.7%	4.8%	4.2%	7.5%	7.2%
> 80% & <= 85%	5.5%	2.5%	3.7%	1.6%	7.2%	7.1%
> 85% & <= 90%	4.5%	1.5%	1.6%	0.7%	7.6%	5.9%
> 90% & <= 95%	2.5%	0.9%	1.3%	0.6%	6.7%	6.1%
> 95%	3.1%	0.3%	1.9%	0.7%	10.5%	5.1%

MTM LTV %	40%	34%	48%	45%	41%	38%
Avg. LTV on New Mortgages	47%	49%	63%	63%	58%	59%

Home Loans – Three-Month Arrears2

	As at 31.12.08	As at 30.06.08	As at 31.12.07
	%	%	%
UK	0.91%	0.70%	0.63%
Spain	0.76%	0.46%	0.24%
South Africa	2.11%	0.96%	0.25%

1	Based on the following portfolios: UK: UKRB Residential Mortgage and Buy to Let portfolios Spain: GRCB Western Europe Spanish retail home finance portfolio South Africa: GRCB Absa retail home finance portfolio.
2	Defined as total 90 day + delinquent balances as a percentage of outstandings.

Barclays PLC – 2008 Results	61

Risk Management

Credit Cards and Unsecured Loans

The Group’s largest card and unsecured loan portfolios are in the UK (47% of Group total). The US accounts for 19%, where Barclaycard’s portfolio is largely Prime credit quality (FICO score of 660 or more). To address the impact of economic deterioration and the impact of weaker labour markets on the unsecured portfolios in 2008, the Group used a range of measures to improve new customer quality and control the risk profile of existing customers.

In the UK Cards portfolio, initial credit lines were made more conservative, followed by selective credit limit increases using more accurately assessed customer behaviour. The overall number of credit limit increases were reduced by strengthening qualification criteria and a proportion of higher-risk dormant accounts were closed. Arrears rates in the UK Cards portfolio fell slightly during the year, reflecting measures taken to improve customer quality in 2007 and 2008. Repayment Plan balances grew to support government initiatives to supply relief to customers experiencing financial difficulty. Payment rates in repayment plans remained relatively stable.

As a percentage of the portfolio, three-month arrears rates rose during 2008 to 1.87% for UK Loans and 2.15% for US Cards. The rate reduced to 1.28% at UK Cards.

Unsecured Lending 3 Month Arrears1

	As at 31.12.08	As at 30.06.08	As at 31.12.07
	%	%	%
UK Cards[2]	1.28%	1.36%	1.36%
UK Loans[3]	1.87%	1.40%	1.35%
US Cards[4]	2.15%	2.08%	1.83%

1	Defined as total 90 day + delinquent balances as a percentage of outstandings. Excludes legal and repayment plans.
2	UK Cards now based on Barclaycard branded cards, excluding Goldfish.
3	UK Loans based on Barclayloan.
4	Excludes Business Card and US Airways portfolios.

Barclays PLC – 2008 Results	62

Risk Management

Impairment Charges and Other Credit Provisions

	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
UK Retail Banking	602	559
Barclays Commercial Bank	414	292
Barclaycard	1,097	827
GRCB - Western Europe	296	76
GRCB - Emerging Markets	166	39
GRCB - Absa	347	146
Barclays Capital	419	64
Barclays Wealth	44	7
Head Office Functions & Other Operations	11	3

Group Total	3,396	2,013
ABS CDO Sub-Prime & Other Credit Market Provisions	1,763	782

Group Total (Including ABS CDO)	5,159	2,795
Other AFS Assets & Reverse Repos	260	—

Group Total (Including ABS CDO & AFS/Reverse Repos)	5,419	2,795

Global Retail and Commercial Banking

Impairment charges in UK Retail Banking increased £43m to £602m (2007: £559m), reflecting growth in the book and deteriorating economic conditions. In UK Home Finance, whilst 3 month arrears increased from 0.63% to 0.91%, the quality of the book and conservative loan to value ratios meant that the impairment charges and amounts charged off remained low at £24m (2007: £3m release). Impairment charges in Consumer Lending increased 3% reflecting the current economic environment and loan growth.

The impairment charge in Barclays Commercial Bank increased £122m to £414m (2007: £292m), primarily reflecting higher impairment losses in Larger Business, particularly in the final quarter as the UK corporate credit environment deteriorated.

The impairment charge in Barclaycard increased £270m (33%) to £1,097m (2007: £827m) reflecting higher charges in Barclaycard International portfolios, particularly Barclaycard US which was driven by loan growth, rising delinquency due to deteriorating economic conditions and exchange rate movements; and £68m from the inclusion of Goldfish. These factors were partially offset by lower charges in UK Cards and secured consumer lending.

Impairment charges in GRCB - Western Europe increased £220m to £296m (2007: £76m) principally due to deteriorating economic trends and asset growth in Spain, where there were higher charges in the commercial portfolios as a consequence of the slowdown in the property and construction sectors. In addition higher household indebtedness and rising unemployment has driven up delinquency and charge-offs in the personal sector.

Impairment charges in GRCB - Emerging Markets increased £127m to £166m (2007: £39m), reflecting: weakening credit conditions which adversely impacted delinquency trends in the majority of the retail portfolios; asset growth, particularly in India; and increased wholesale impairment in Africa.

Impairment charges in GRCB - Absa increased £201m to £347m (2007: £146m) as a result of rising delinquency levels in the retail portfolios, which have been impacted by rising interest and inflation rates and increasing consumer indebtedness.

Barclays PLC – 2008 Results	63

Risk Management

Investment Banking and Investment Management

Barclays Capital impairment charges of £2,423m (2007: £846m) included a charge of £1,763m (2007: £782m) against ABS CDO Super Senior and other credit market positions. Further impairment charges of £241m were incurred in respect of available for sale assets and reverse repos (2007: nil). Other impairment charges increased £355m to £419m (2007: £64m) and primarily related to charges in the private equity and other loans business.

The impairment charge in Barclays Wealth increased £37m to £44m (2007: £7m) from a very low base. This increase reflected both the substantial increase in the loan book over the last three years and the impact of the current economic environment on client liquidity and collateral values.

The impairment charge In Head Office Functions and Other Operations increased £8m to £11m (2007: £3m) mainly reflecting losses on Floating Rate Notes held for hedging purposes. An additional £19m (2007: nil) of impairment charges were incurred on available for sale assets.

Barclays PLC – 2008 Results	64

Risk Management

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLS
	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Retail Secured	2,783	1,474	280	317	3,063	1,791
Retail Unsecured and other	4,725	3,010	217	183	4,942	3,193

Retail	7,508	4,484	497	500	8,005	4,984

Corporate/Wholesale (excl ABS)	4,075	1,813	1,959	496	6,034	2,309

Group (excl ABS)	11,583	6,297	2,456	996	14,039	7,293

ABS CDO Super Senior	4,117	3,344	—	801	4,117	4,145

Group	15,700	9,641	2,456	1,797	18,156	11,438

	Impairment Allowance		CRL Coverage		PCRL Coverage
	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Retail Secured	561	320	20.2%	21.7%	18.3%	17.9%
Retail Unsecured and other	3,178	2,140	67.3%	71.1%	64.3%	67.0%

Retail	3,739	2,460	49.8%	54.9%	46.7%	49.4%

Corporate/Wholesale (excl ABS)	1,822	1,022	44.7%	56.4%	30.2%	44.3%

Group (excl ABS)	5,561	3,482	48.0%	55.3%	39.6%	47.7%

ABS CDO Super Senior	1,013	290	24.6%	8.7%	24.6%	7.0%

Group	6,574	3,772	41.9%	39.1%	36.2%	33.0%

Credit Risk Loans

Credit risk loans (CRLs) rose 63% to £15,700m (2007: £9,641m). Balances were higher in all businesses as credit conditions deteriorated across Barclays areas of operations and mirrored the overall growth in loans and advances. The most notable increases were in Barclays Capital and the non-UK businesses in Global Retail and Commercial Banking.

CRLs in retail secured mortgage products increased by £1,309m (89%) to £2,783m (2007: £1,474m). The key driver was Absa Home Finance where balances increased significantly as a result of higher interest rates and increasing consumer indebtedness. Increases were also seen in UK Home Finance, reflecting weakening UK house prices and the slowing economy, and in Spain, as economic conditions deteriorated.

CRLs in the unsecured and other retail portfolios increased by £1,715m (57%) to £4,725m (2007: £3,010m). The key drivers for this increase were: Absa, which was impacted by higher interest rates and increasing consumer indebtedness, Barclaycard US, due to deteriorating credit conditions which resulted in rising delinquency rates, asset growth and exchange rate movements, and in Spain, as economic conditions deteriorated and consumer indebtedness increased.

Corporate/Wholesale CRLs increased by £3,035m (59%) to £8,192m (2007: £5,157m). Corporate/Wholesale CRLs, excluding ABS CDO Super Senior positions of £4,117m, increased by £2,262m (125%) to £4,075m (2007: £1,813m). The key drivers were in Barclays Capital, following a number credit downgrades, increasing default probabilities and Spain, primarily due to increases to the property-related names. Balances also increased in Barclays Commercial Bank and Absa Commercial and Banking Business as corporate credit conditions deteriorated, particularly in the last quarter of 2008.

CRLs on ABS CDO Super Senior positions increased £773m (23%) to £4,117m (2007: £3,344m). The majority of this increase resulted from a migration of assets, totalling £801m, from potential problem loans (PPLs) to CRLs.

Barclays PLC – 2008 Results	65

Risk Management

Potential Problem Loans

Balances within the Group’s potential problem loans (PPLs) category rose by £659m to £2,456m (31st December 2007: £1,797m). The principal movements were in the corporate and wholesale portfolios, where PPLs rose £1,463m to £1,959m (31st December 2007: £496m) as credit conditions deteriorated. This rise was offset by a fall in PPLs relating to ABS CDO positions, as those balances moved into the CRL category. Broadly flat PPLs from retail portfolios reflected methodology alignments affecting the South African portfolio which transferred balances of just over £200m previously reported as PPLs to CRLs. This was offset by rises in UK Retail Banking, GRCB Western Europe and GRCB Emerging Markets.

Potential Credit Risk Loans

Combining CRLs and PPLs, total potential credit risk loans (PCRL) balances in the corporate and wholesale portfolios increased by 161% to £6,034m (31st December 2007: £2,309m) as a number of names migrated into the CRL and PPL categories, reflecting higher default probabilities in the deteriorating global wholesale environment. PCRLs relating to ABS CDO positions remained stable at £4,117m (31st December 2007: £4,145m).

Total retail PCRL balances increased 61% to £8,005m (31st December 2007: £4,984m) as delinquency rates rose across a number of secured and unsecured portfolios following a deterioration in credit conditions, particularly in the UK, US, Spain and South Africa.

Group PCRL balances rose 59% to £18,156m (31st December 2007: £11,438m). Excluding ABS CDO Super Senior positions of £4,117m, PCRLs increased 92% to £14,039m (31st December 2007: £7,293m).

Impairment Allowances and Coverage Ratios

Impairment allowances increased 74% to £6,574m (31st December 2007: £3,772m). Excluding allowances for ABS CDO Super Senior positions of £1,013m, allowances increased by 60% to £5,561m (31st December 2007: £3,482m). Allowances increased in all businesses as credit conditions deteriorated, but most notably in Barclays Capital and GRCB international businesses.

Reflecting this 74% rise in impairment allowance compared with the 63% rise in total CRLs, the Group’s CRL coverage ratio rose to 41.9% (31st December 2007: 39.1%). Coverage ratios for PCRLs also rose, to 36.2% (31st December 2007: 33.0%).

The largest driver for these increases was the near four-fold increase in the impairment held against ABS CDO Super Senior positions as the LGD of these assets increased.

Allowance coverage ratios of CRLs and PCRLs excluding allowances for the drawn ABS CDO Super Senior positions of £1,013m decreased to 48.0% (31st December 2007: 55.3%) and 39.6% (31st December 2007: 47.7%), respectively. These movements in coverage ratios reflected:

•	An increase in CRLs and PCRLs in the well-secured home loan portfolios.

•	Higher CRLs and PCRLs in the corporate sector, where the recovery outlook is relatively high.

•

Increased early-cycle delinquent balances in the retail unsecured portfolios, as credit conditions worsened. These earlier-cycle balances, which tend to attract relatively lower impairment requirements, have increased as a proportion of the total delinquent balances.

The decrease in the PCRL coverage ratio, excluding the allowances for drawn ABS CDO Super Senior positions of £1,013m, was also driven by the overall increase in the PPLs as a proportion of total PCRLs. Since, by definition, PPLs attract lower levels of impairment than CRLs, a higher proportion of PPLs in total PCRLs will tend to lower the overall coverage ratio.

Barclays PLC – 2008 Results	66

Risk Management

Risk Tendency

Risk tendency is a statistical estimate of average expected loss levels for a rolling 12-month period based on averages in the range of possible losses expected, differing from impairment where there must be objective evidence of incurred impairment as at the balance sheet date, and applies to credit exposures not reported as credit risk loans.

Since Risk Tendency and impairment allowances are calculated for different parts of the portfolio, for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality of the credit portfolios.

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Risk Tendency
UK Retail Banking	520	470
Barclays Commercial Bank	400	305
Barclaycard	1,475	955
GRCB - Western Europe	270	135
GRCB - Emerging Markets	350	140
GRCB - Absa	255	190
Barclays Capital	415	140
Barclays Wealth	20	10
Head Office Functions & Other Operations	5	10

Group total	3,710	2,355

Risk Tendency increased 58% (£1,355m) to £3,710m (31st December 2007: £2,355m), compared with 32% growth in the Group’s loans and advances balances. This was reflective of the higher credit risk profile, weakening credit conditions across our main businesses, and changing mix, as a consequence of planned growth, in a number of businesses and portfolios. Risk Tendency in 2008 also increased as a result of the weakening of Sterling against a number of other foreign currencies, including the US Dollar and the Euro.

UK Retail Banking Risk Tendency increased £50m to £520m (31st December 2007: £470m). This reflected a higher risk profile in the unsecured and secured loans portfolios, weakening UK credit conditions, and asset growth, primarily in the Home Finance portfolio.

Risk Tendency in Barclays Commercial Bank increased £95m to £400m (31st December 2007: £305m). This reflected the deteriorating UK corporate credit environment and asset growth.

Barclaycard Risk Tendency increased £520m to £1,475m (31st December 2007: £955m) primarily reflecting the inclusion of new business acquisitions (£260m) as well as asset growth, exchange rate movements, and the economic conditions in the US. Risk Tendency in the UK Cards portfolio remained stable as improvements in portfolio quality were offset by deterioration in the UK economic environment.

Risk Tendency at GRCB - Western Europe increased £135m to £270m (31st December 2007: £135m) principally reflecting weakening credit conditions across Europe, particularly in Spain, asset growth and movements in the Euro/Sterling exchange rate.

Risk Tendency at GRCB - Emerging Markets increased £210m to £350m (31st December 2007: £140m) reflecting weakening credit conditions across the majority of regions, a change in the risk profile following a broadening of the product offering through new product launches and new market entry in India and UAE, and asset growth.

Risk Tendency at GRCB - Absa increased £65m to £255m (31st December 2007: £190m) reflecting weakening retail and, to a lesser extent, corporate credit conditions in South Africa and asset growth and movements in the Rand/Sterling exchange rate.

Risk Tendency in Barclays Capital increased £275m to £415m (31st December 2007: £140m) reflecting credit downgrades and asset growth. The drawn liquidity facilities on ABS CDO Super Senior positions are classified as credit risk loans and therefore no Risk Tendency is calculated on them.

Risk Tendency at Barclays Wealth increased £10m to £20m (31st December 2007: £10m) reflecting a weakening credit risk profile and asset growth.

Barclays PLC – 2008 Results	67

Risk Management

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.6% of the portfolio (2007: 88.0%).

	Treasury and Other Eligible Bills £m	Debt Securities £m	Total £m	%
As at 31.12.08
AAA to BBB- (investment grade)	7,314	198,493	205,807	91.6%
BB+ to B	1,233	15,309	16,542	7.4%
B- or lower	—	2,343	2,343	1.0%

Total	8,547	216,145	224,692	100.0%

Of Which Issued By:
– governments and other public bodies	8,547	73,881	82,428	36.7%
– US agency	—	34,180	34,180	15.3%
– mortgage and asset-backed securities	—	34,844	34,844	15.5%
– corporate and other issuers	—	55,244	55,244	24.6%
– bank and building society certificates of deposit	—	17,996	17,996	7.9%

Total	8,547	216,145	224,692	100.0%

Of Which Classified As:
– trading portfolio assets	4,544	148,686	153,230	68.2%
– financial instruments designated at fair value	—	8,628	8,628	3.8%
– available-for-sale securities	4,003	58,831	62,834	28.0%

Total	8,547	216,145	224,692	100.0%

	£m	£m	£m	%
As at 31.12.07
AAA to BBB- (investment grade)	4,114	189,794	193,908	88.0%
BB+ to B	703	24,693	25,396	11.5%
B- or lower	—	1,181	1,181	0.5%

Total	4,817	215,668	220,485	100.0%

Of Which Issued By:
– governments and other public bodies	4,817	63,798	68,615	31.1%
– US agency	—	13,956	13,956	6.3%
– mortgage and asset-backed securities	—	28,928	28,928	13.1%
– corporate and other issuers	—	88,207	88,207	40.0%
– bank and building society certificates of deposit	—	20,779	20,779	9.5%

Total	4,817	215,668	220,485	100.0%

Of Which Classified As:
– trading portfolio assets	2,094	152,778	154,872	70.2%
– financial instruments designated at fair value	—	24,217	24,217	11.0%
– available-for-sale securities	2,723	38,673	41,396	18.8%

Total	4,817	215,668	220,485	100.0%

Barclays PLC – 2008 Results	68

Risk Management

Market Risk

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The significant majority of Market Risk exposure is in Barclays Capital.

Measurement and Key Risk Controls

Daily Value at Risk (DVaR) is an important market risk control tool and is measured using the historical simulation method with a two-year unweighted historical period. In 2008, the confidence level was changed to 95% from 98% as an increasing incidence of significant market movements made the existing measure more volatile and less effective for risk management purposes. Switching to 95% made DVaR more stable and consequently improved transparency of the market risk profile. To further improve the control framework, formal daily monitoring of Expected Shortfall (ES) was started. This metric is the average of all the hypothetical losses beyond DVaR.

Other controls, including stress testing and scenario testing, and a large suite of non-DVaR limits such as foreign exchange position limits, option based limits and interest rate delta limits, are also in place.

Analysis of Barclays Capital’s Market Risk Exposure

Barclays Capital’s market risk exposure, as measured by average total DVaR (95%), increased by 64% to £53.4m in 2008. This was mainly due to higher market volatility within the credit spread and interest rate DVaRs. The average ES in 2008 was £70.0m, a rise of £34.7m, compared with 2007.

Total DVaR increased significantly in the fourth quarter, mainly due to extreme market volatility following the failure of several financial institutions and a material deterioration in the global economic outlook. Total DVaR (95%) as at 31st December 2008 was £86.6m (31st December 2007: £39.6m) which was within limit.

On a 98% basis, average total DVaR increased 82% to £76.5m.

The daily average, maximum and minimum values of DVaR, 95% and 98%, were calculated as below:

	Year Ended 31.12.08			Year Ended 31.12.07
	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m
DVaR (95%)
Interest rate risk	28.9	47.8	15.1	15.3	26.5	10.0
Credit spread risk	31.1	71.7	15.4	17.3	28.0	10.8
Commodity risk	18.1	25.4	12.5	15.3	19.0	10.7
Equity risk	9.1	21.0	4.8	8.0	12.1	4.5
Foreign exchange risk	5.9	13.0	2.1	3.8	7.2	2.1
Diversification effect	(39.7)			(27.2)

Total DVaR	53.4	95.2	35.5	32.5	40.9	25.2

	Year Ended 31.12.08			Year Ended 31.12.07
	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m
DVaR (98%)
Interest rate risk	45.0	80.9	21.0	20.0	33.3	12.6
Credit spread risk	54.0	143.4	30.1	24.9	43.3	14.6
Commodity risk	23.9	39.6	16.5	20.2	27.2	14.8
Equity risk	12.8	28.9	6.7	11.2	17.6	7.3
Foreign exchange risk	8.1	21.0	2.9	4.9	9.6	2.9
Diversification effect	(67.3)			(39.2)

Total DVaR	76.5	158.8	47.5	42.0	59.3	33.1

1	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

Barclays PLC – 2008 Results	69

Risk Management

Liquidity Risk

Barclays has maintained a strong liquidity profile in 2008, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not impacted our liquidity risk profile.

Whilst funding markets have been extremely difficult in the past six months, and particularly since September 2008, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. Barclays has participated in various government and central bank liquidity facilities, both to aid central banks implementation of monetary policy and support central bank initiatives, where participation has enabled the lengthening of the term of our refinancing. These facilities have improved access to term funding, and helped moderate money market rates.

For the Group, loans and advances to customers and banks are more than covered by the combination of customer deposits and longer term debt at 112% at 31st December 2008 (2007: 125%).

Global Retail and Commercial Banking

The sum of liabilities in Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions exceeds assets in those businesses. As a result they have no reliance on wholesale funding. The balance sheet is modelled to reflect behavioural experience in both assets and liabilities, and is managed to maintain a positive cash profile.

	Up to 1yr £bn	1-3yr £bn	3-5yrs £bn	Over 5yrs £bn
Expected Net Cash Inflows (Outflows) on a Behavioural Basis
As at 31.12.08	20	34	14	(95)

Throughout 2008 GRCB has continued to grow the amount of deposits despite competitive pressures.

	As at 31.12.06 £bn	As at 31.06.07 £bn	As at 31.12.07 £bn	As at 31.06.08 £bn	As at 31.12.08 £bn
GRCB Deposit Balances
Total customer deposits	190	200	211	218	235

Barclays Capital

Barclays Capital manages liquidity to be self-funding through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

Funding reliability is maintained by accessing a wide variety of investors and geographies and by building and maintaining strong relationships with these providers of liquidity.

		Asset Managers %	Banks %	Corporates %	Money Funds %	Govts %	Central Banks %
Wholesale Depositor Split By Counterparty Type
As at 31.12.08		30%	23%	4%	27%	11%	5%

	North America %	UK %	Europe %	Japan %	Far East (excl Japan) %	Emerging Markets %	Supra- National %
Wholesale Depositor Split By Geography
As at 31.12.08	44%	14%	22%	9%	3%	7%	1%

Unsecured Funding

Additionally, unsecured funding is managed within specific term limits. The term of unsecured liabilities has been extended, with average life improving by 5 months from 8 months at the end of December 2007 to 13 months at the end of December 2008

Barclays PLC – 2008 Results	70

Risk Management

Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium term note programmes and European medium term note programs. Substantially all of our unsecured senior issuance is without covenants that trigger increased cost or accelerate maturity. Furthermore, between September and December 2008 we issued £11bn in government guaranteed debt in maturities of 1 to 3 years.

Barclays funds securities based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. Approximately 85% of assets funded in repurchase and stock loan transactions are fundable within central bank facilities (excluding Bank of England Emergency facilities and the Federal Reserve Primary Dealer Credit Facility).

Liquidity risk to secured funding is also mitigated by:

•	selecting reliable counterparties

•	maintaining term financing and by limiting the amount of overnight funding

•	limiting overall secured funding usage

Secured Financing by Asset Class (% of Total Secured Funding)1

	Govt %	Agy %	MBS %	ABS %	Corp %	Equity %	Other %
By percentage	45	8	10	6	13	7	11

Scenario Analysis and Stress Testing

Substantial resources are maintained to offset maturing deposits and debt. These readily available assets are sufficient to absorb stress level losses of liquidity from unsecured as well as contingent cash outflows, such as collateral requirements on ratings downgrades. The sources of liquidity and contingent liquidity are from a wide variety of sources, including deposits held with central banks and unencumbered securities.

Sources of Readily Available Contingent Liquidity

	Deposits with Central Banks %	Deposits with Other Financial Institutions %	Government Guaranteed Issuance %	Collateral Eligible for Repo %	Other Contingent Liquidity %
By percentage	39	7	13	37	4

In addition, Barclays maintains significant pools of securitisable assets.

1	MBS includes only agency mortgages. ABS includes private label issuance of residential mortgage backed securities.

Barclays PLC – 2008 Results	71

Capital and Performance Management

Total Assets by Business

	As at 31.12.08 £m	As at 31.12.07 £m
UK Retail Banking	101,384	88,477
Barclays Commercial Bank	84,029	74,566
Barclaycard	30,925	22,121
GRCB - Western Europe	64,732	43,702
GRCB - Emerging Markets	14,653	9,188
GRCB - Absa	40,391	36,368
Barclays Capital	1,629,117	839,850
Barclays Global Investors	71,340	89,218
Barclays Wealth	13,263	18,188
Head Office Functions and Other Operations	3,146	5,683

Total assets	2,052,980	1,227,361

Risk Weighted Assets by Business

	As at 31.12.08 Basel II £m	As at 31.12.07[1] Basel II £m
UK Retail Banking	30,491	31,463
Barclays Commercial Bank	63,081	57,040
Barclaycard	27,316	20,199
GRCB - Western Europe	36,480	24,971
GRCB - Emerging Markets	15,080	10,484
GRCB - Absa	18,846	17,829
Barclays Capital	227,448	178,206
Barclays Global Investors	3,910	4,369
Barclays Wealth	10,300	8,216
Head Office Functions and Other Operations	350	1,101

Total risk weighted assets	433,302	353,878

Risk Weighted Assets by Risk

	As at 31.12.08 Basel II £m	As at 31.12.07 Basel II £m
Credit risk	266,912	244,474
Counterparty risk	70,902	41,203
Market risk	65,372	39,812
Operational risk	30,116	28,389

Total risk weighted assets	433,302	353,878

1	Under the Group’s securitisation programme, certain portfolios subject to securitisation or similar risk transfer transaction are adjusted in calculating the Group’s risk weighted assets. Previously, for pre-2008 transactions, regulatory capital adjustments were allocated to the business in proportion to their RWAs. From 1st January 2008, the regulatory capital adjustments for all transactions are allocated to the business undertaking the securitisation unless the transaction has been undertaken for the benefit of a cluster of businesses, in which case the regulatory capital adjustments are shared.

Barclays PLC – 2008 Results	72

Capital and Performance Management

	As at 31.12.08 £m	As at 31.12.07 £m
Capital Resources
Tier 1
Called up share capital	2,093	1,651
Eligible reserves	31,156	22,939
Minority interests[1]	13,915	10,551
Tier 1 notes[2]	1,086	899
Less: intangible assets	(9,964)	(8,191)
Less: deductions from Tier 1 capital	(1,036)	(1,106)

Total qualifying Tier 1 capital	37,250	26,743

Tier 2
Revaluation reserves	26	26
Available for sale-equity gains	122	295
Collectively assessed impairment allowances	1,654	440
Minority interests	607	442
Qualifying Subordinated Liabilities:[3]
Undated loan capital	6,745	3,191
Dated loan capital	14,215	10,578
Less: deductions from Tier 2 capital	(1,036)	(1,106)

Total qualifying Tier 2 capital	22,333	13,866

Less: Regulatory Deductions
Investments not consolidated for supervisory purposes	(403)	(633)
Other deductions	(453)	(193)

Total deductions	(856)	(826)

Total net capital resources	58,727	39,783

Capital Ratios
Equity Tier 1 ratio[4]	5.8%	5.1%
Tier 1 ratio	8.6%	7.6%
Risk asset ratio	13.6%	11.2%

1	Includes equity minority interests of £1,981m (31st December 2007: £1,608m).
2	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
3	Subordinated liabilities include excess innovative Tier 1 instruments and are subject to limits laid down in the regulatory requirements.
4	Equity Tier 1 ratio is defined as the ratio of called-up share capital and eligible reserves plus equity minority interests less intangible assets, to risk weighted assets.

Barclays PLC – 2008 Results	73

Capital and Performance Management

Capital Resources

Tier 1 capital increased by £10.5bn during the year, driven by issues of ordinary shares (£5.2bn), other capital issuances (£4.3bn), retained profits (£2.0bn) and exchange rate movements (£3.2bn). These movements were partially offset by an increase in intangible assets (£1.3bn), innovative Tier 1 capital in excess of regulatory limits being reclassified as Tier 2 capital (£1.3bn) and the reversal of gains on own credit, net of tax (£1.2bn).

Tier 2 capital increased by £8.5bn due to issuance of loan capital (£3.6bn) net of redemptions (£1.1bn), inclusion of innovative capital in excess of the Tier 1 limits (£1.3bn), increases in collective impairment (£1.2bn) and exchange rate movements (£3.9bn).

The Mandatorily Convertible Notes (MCNs) issued during the year (£4.1bn) will qualify as equity capital from the date of their conversion, on or before 30th June 2009.

All capital issuance referred to above is stated gross of issue costs.

Basel I Transitional Floor

Barclays commenced calculating capital requirements under the Basel II capital framework from 1st January 2008. The Group manages its businesses and reports capital requirements on a Basel II basis. During the transition period for the adoption of Basel II, banks’ capital requirements may not fall below a transitional floor. In 2008 this floor was 90% of adjusted Basel 1 capital requirements. As at 31st December 2008, the Group had additional capital requirements under the transitional floor rules of £1.5bn. The Group’s total capital resources of £58.7bn exceeded its capital requirements taking into account the transitional floor by £22.5bn. On 1st January 2009, the transitional floor reduced to 80% of adjusted Basel 1 capital requirements and there were no additional capital requirements resulting from its application.

Reconciliation of Regulatory Capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes is set out below:

	As at 31.12.08 Basel II £m	As at 31.12.07 Basel II £m
Shareholders’ equity excluding minority interests	36,618	23,291
MCNs not yet converted	(3,652)	—
Available for sale reserve	1,190	(154)
Cash flow hedging reserve	(132)	(26)
Adjustments to Retained Earnings
Defined benefit pension scheme	849	1,053
Additional companies in regulatory consolidation and non-consolidated companies	(94)	(281)
Foreign exchange on RCIs and upper Tier 2 loan stock	(231)	478
Adjustment for own credit	(1,650)	(461)
Other adjustments	351	690

Called up share capital and eligible reserves for regulatory purposes	33,249	24,590

Barclays PLC – 2008 Results	74

Accounting Policies

Group Reporting Changes 2008

Barclays announced on 22 July 2008 the impact of certain changes in Group Structure and reporting on the 2007 results. There was no impact on the Group income statement or balance sheet.

The businesses previously managed and reported as International Retail and Commercial Banking – excluding Absa are now reported and managed separately as Global Retail and Commercial Banking – Western Europe and Global Retail and Commercial Banking – Emerging Markets.

Barclays Commercial Bank. The Marine Finance business, previously part of Barclaycard, is now managed and reported within Barclays Commercial Bank.

Barclaycard. The Absa credit card portfolio, previously part of International Retail and Commercial Banking – Absa is now managed and reported within Barclaycard. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking – Western Europe. The Marine Finance business, previously part of Barclaycard is now managed and reported within Barclays Commercial Bank.

Global Retail and Commercial Banking - Western Europe. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking – Western Europe.

International Retail and Commercial Banking – Absa. This business will be known going forward as Global Retail and Commercial Banking – Absa. The Absa credit card portfolio previously part of Global Retail and Commercial Banking – Absa is now managed and reported within Barclaycard.

Certain expenses, assets and staff previously reported within International Retail and Commercial Banking – excluding Absa have been allocated across UK Retail Banking, Barclays Commercial Bank, Barclaycard, Global Retail and Commercial Banking – Western Europe, Global Retail and Commercial Banking – Emerging Markets and Global Retail and Commercial Banking – Absa.

Certain pension assets and liabilities have been reclassified from Head Office and Other Operations to the other businesses in the Group.

UK Banking which previously reflected UK Retail Banking and Barclays Commercial Bank combined is no longer reported as a separate segment.

The structure remains unchanged for Barclays Capital, Barclays Global Investors, Barclays Wealth and Head Office and Other Operations.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2007 Annual report except:

a)	IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. IFRS 8 was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated financial statements.

b)	Certain financial assets originally classified as held for trading have been reclassified to loans and receivables on 16th December 2008 as set out on page 90. Following the amendment to IAS 39 in October 2008, a non-derivative financial asset held for trading may be transferred out of the fair value through profit or loss category after 1st July 2008 where:

•	In rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term; or

•

It is no longer held for the purpose of selling or repurchasing in the near term, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity.

Other than the exceptions, the information in this announcement has been prepared using the accounting policies and presentation applied in 2007.

Barclays PLC – 2008 Results	75

Notes

1.	Net Interest Income

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Cash and balances with central banks	174	145
Available for sale investments	2,355	2,580
Loans and advances to banks	1,267	1,416
Loans and advances to customers	23,754	19,559
Other	460	1,608

Interest income	28,010	25,308

Deposits from banks	(2,189)	(2,720)
Customer accounts	(6,697)	(4,110)
Debt securities in issue	(5,910)	(6,651)
Subordinated liabilities	(1,349)	(878)
Other	(396)	(1,339)

Interest expense	(16,541)	(15,698)

Net interest income	11,469	9,610

Group net interest income increased 19% (£1,859m) to £11,469m (2007: £9,610m) reflecting balance sheet growth across the Global Retail and Commercial Banking businesses and in particular very strong growth internationally driven by expansion of the distribution network and entrance into new markets. An increase in net interest income was also seen in Barclays Capital due to strong results from global loans and money markets.

Group net interest income includes the impact of structural hedges which function to reduce the impact of the volatility of short-term interest rate movements on equity and customer balances that do not re-price with market rates. The contribution of structural hedges relative to average base rates increased income by £117m (2007: £351m expense), largely due to the effect of the structural hedge on changes in interest rates.

2.	Net Fee and Commission Income

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Brokerage fees	87	109
Investment management fees	1,616	1,787
Securities lending	389	241
Banking and credit related fees and commissions	7,208	6,363
Foreign exchange commission	189	178

Fee and commission income	9,489	8,678

Fee and commission expense	(1,082)	(970)

Net fee and commission income	8,407	7,708

Net fee and commission income increased 9% (£699m) to £8,407m (2007: £7,708m). Banking and credit related fees and commissions increased 13% (£845m) to £7,208m (2007: £6,363m), reflecting growth in Barclaycard International, increased fees from advisory and origination activities in Barclays Capital and increased foreign exchange, derivative and debt fees in Barclays Commercial Bank.

Barclays PLC – 2008 Results	76

Notes

3.	Principal Transactions

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Rates related business	4,751	4,162
Credit related business	(3,422)	(403)

Net trading income	1,329	3,759

Net gain from disposal of available for sale assets	212	560
Dividend income	196	26
Net gain from financial instruments designated at fair value	33	293
Other investment income	239	337

Net investment income	680	1,216

Principal transactions	2,009	4,975

Principal transactions decreased 60% (£2,966m) to £2,009m (2007: £4,975m).

Net trading income decreased 65% (£2,430m) to £1,329m (2007: £3,759m). The majority of the Group’s net trading income arises in Barclays Capital. Growth in the Rates related business reflected growth in fixed income, prime services, foreign exchange, commodities and emerging markets. The Credit related business included net losses from credit market dislocation partially offset by the benefits of widening credit spreads on the fair value of issued notes.

Net investment income decreased 44% (£536m) to £680m (2007: £1,216m). The cumulative gain from disposal of available for sale assets decreased 62% (£348m) to £212m (2007: £560m) reflecting the lower profits realised on the sale of investments. The £212m gain in 2008 included the £47m gain from sale of shares in MasterCard.

The dividend income increased £170m to £196m (2007: £26m) reflecting the Visa IPO dividend received by Western Europe, Emerging Markets and Barclaycard in the current year. The Absa gain on the Visa IPO of £47m has been recognised in other income.

Net gain from financial instruments designated at fair value decreased 89% (£260m) to £33m (2007: £293m), driven by the continued decrease in value of assets backing customer liabilities in Barclays Life Assurance; and fair value decreases of a number of investments reflecting the current market condition.

Other investment income decreased 29% (£98m) to £239m (2007: £337m) due to a number of non recurring disposals in the prior year.

4.	Net Premiums from Insurance Contracts

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Gross premiums from insurance contracts	1,138	1,062
Premiums ceded to reinsurers	(48)	(51)

Net premiums from insurance contracts	1,090	1,011

Net premiums from insurance contracts increased 8% (£79m) to £1,090m (2007: £1,011m), primarily due to expansion in GRCB - Western Europe reflecting a full year’s impact of a range of insurance products launched in late 2007, partially offset by lower net premiums following the sale of the closed life assurance book.

Barclays PLC – 2008 Results	77

Notes

5.	Other Income

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
(Decrease)/increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	(10,422)	5,592
Decrease/(increase) in liabilities to customers under investment contracts	10,422	(5,592)
Property rentals	73	53
Other income	304	135

	377	188

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income. Other income in 2008 includes a £47m gain from the Visa IPO.

6.	Net Claims and Benefits Incurred Under Insurance Contracts

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Gross claims and benefits incurred under insurance contracts	263	520
Reinsurers’ share of claims incurred	(26)	(28)

Net claims and benefits incurred under insurance contracts	237	492

Net claims and benefits incurred under insurance contracts decreased 52% (£255m) to £237m (2007: £492m) principally due to a decrease in the value of unit linked insurance contracts in Barclays Wealth; explained by falls in equity markets and disposal of the closed life business in October 2008. Partially offsetting these trends is the increase in contract liabilities associated with increased net premiums driven by the growth in GRCB – Western Europe.

7.	Impairment Charges and Other Credit Provisions

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Impairment charges on loans and advances	4,584	2,306
Charges in respect of undrawn facilities and guarantees	329	476

Impairment charges on loans and advances and other credit provisions	4,913	2,782
Impairment charges on reverse repurchase agreements	124	—
Impairment charges on available for sale assets	382	13

Impairment charges and other credit provisions	5,419	2,795

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures included above:

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Impairment charges on loans and advances	1,218	300
Charges in respect of undrawn facilities and guarantees	299	469

Impairment charges on loans and advances and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,517	769
Impairment charges on reverse repurchase agreements	54	—
Impairment charges on available for sale assets	192	13

Impairment charges and other credit provisions on ABS CDO Super Senior and other credit market exposures	1,763	782

Barclays PLC – 2008 Results	78

Notes

8.	Operating Expenses

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m

Staff costs	7,779	8,405
Administrative expenses	5,153	3,978
Depreciation	630	467
Impairment loss - property and equipment and intangible assets	30	16
Operating lease rentals	520	414
Gain on property disposals	(148)	(267)
Amortisation of intangible assets	291	186
Impairment of goodwill	111	—

Operating expenses	14,366	13,199

Operating expenses increased 9% (£1,167m) to £14,366m (2007: £13,199m).

Administrative expenses grew 30% (£1,175m) to £5,153m (2007: £3,978m) reflecting the impact of acquisitions (in particular Lehman Brothers North American business and Goldfish), fees associated with Group capital raisings, the cost of the Financial Services Compensation Scheme as well as continued investment in the Global Retail and Commercial Banking distribution network. In addition Barclays Global Investors selective support of liquidity products increased to £263m in the year (2007: £80m).

Operating expenses were reduced by gains from the sale of property of £148m (2007: £267m) as the Group continued the sale and leaseback of some of its freehold portfolio, principally in UK Retail Banking, Barclays Commercial Bank and GRCB - Western Europe.

Amortisation of intangible assets increased 56% (£105m) to £291m (2007: £186m) primarily related to intangible assets arising from the acquisition of Lehman Brothers North American business.

Goodwill impairment of £111m reflects the full writedown of £74m relating to EquiFirst, a US non-prime mortgage originator and a partial writedown of £37m relating to FirstPlus following its closure to new business in August 2008.

Staff Costs

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m

Salaries and accrued incentive payments	6,273	6,993
Social security costs	464	508
Pension costs
– defined contribution plans	237	141
– defined benefit plans	89	150
Other post retirement benefits	1	10
Other	715	603

Staff costs	7,779	8,405

Staff costs decreased 7% (£626m) to £7,779m (2007: £8,405m). Salaries and accrued incentive payments fell overall by 10% (£720m) to £6,273m (2007: £6,993m), after absorbing increases of £718m relating to in year hiring and staff from acquisitions. Performance related costs were 48% lower, driven mainly by Barclays Capital.

Defined benefit plan pension costs decreased 41% (£61m) to £89m (2007: £150m). This was due to recognition of actuarial gains, higher expected return on assets and reduction in past service costs partially offset by higher interest costs and reduction in curtailment credit.

Barclays PLC – 2008 Results	79

Notes

Staff Numbers

	Year Ended 31.12.08	Year Ended 31.12.07
UK Retail Banking	30,400	30,700
Barclays Commercial Bank	9,800	9,200
Barclaycard	9,600	8,900
GRCB - Western Europe	10,900	8,800
GRCB - Emerging Markets	22,700	13,900
GRCB - Absa	36,800	35,800
Barclays Capital	23,100	16,200
Barclays Global Investors	3,700	3,400
Barclays Wealth	7,900	6,900
Head Office Functions and Other Operations	1,400	1,100

Total Group permanent and fixed term contract staff worldwide	156,300	134,900

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and fixed term contract staff comprised 60,700 (2007: 61,900) in the UK and 95,600 (2007: 73,000) internationally.

UK Retail Banking staff numbers decreased 300 to 30,400 (2007: 30,700).

Barclays Commercial Bank staff numbers increased 600 to 9,800 (2007: 9,200) reflecting investment in product expertise, sales and risk capability and associated support areas.

Barclaycard staff numbers increased 700 to 9,600 (2007: 8,900), primarily due to the transfer of staff into Absacard as a result of the acquisition of a majority stake in the South African Woolworth Financial Services business in October 2008.

GRCB - Western Europe staff numbers increased 2,100 to 10,900 (2007: 8,800), reflecting expansion of the retail distribution network.

GRCB - Emerging Markets staff numbers increased 8,800 to 22,700 (2007: 13,900) driven by expansion into new markets and continued investment in distribution in existing countries.

GRCB - Absa staff numbers increased 1,000 to 36,800 (2007: 35,800), reflecting continued growth in the business and investment in collections capacity.

Barclays Capital staff numbers increased 6,900 to 23,100 (2007: 16,200) due principally to the acquisition of Lehman Brothers North American business.

Barclays Global Investors staff numbers increased 300 to 3,700 (2007: 3,400). Staff numbers increased primarily in the iShares business due to continued expansion in the global ETF franchise.

Barclays Wealth staff numbers increased 1,000 to 7,900 (2007: 6,900) principally due to the acquisition of the Lehman Brothers North American business.

Barclays PLC – 2008 Results	80

Notes

9.	Share of Post-Tax Results of Associates and Joint Ventures

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m

Profit from associates	22	33
(Loss)/profit from joint ventures	(8)	9

Share of post-tax results of associates and joint ventures	14	42

The overall share of post-tax results of associates and joint ventures decreased £28m to £14m (2007: £42m). The share of results from associates decreased £11m mainly due to reduced contribution from private equity associates. The share of results from joint ventures decreased £17m mainly due to reduced contribution from Barclays Capital joint ventures.

10.	Profit on Disposal of Subsidiaries, Associates and Joint Ventures

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m

Profit on disposal of subsidiaries, associates and joint ventures	327	28

On 31st October 2008 Barclays completed the sale of Barclays Life Assurance Company Ltd to Swiss Reinsurance Company for a net consideration of £729m leading to a net profit on disposal of £326m.

11.	Acquisitions

The Group made the following material acquisitions in 2008:

a)	Lehman Brothers North American businesses

On 22nd September 2008 Barclays completed the acquisition of Lehman Brothers North American businesses.

The acquired assets and liabilities summarised in the following table do not represent the entire balance sheet of Lehman Brothers North American businesses, or of discrete business lines within those operations. For this reason it is not practical to reliably determine the carrying amount of the assets and liabilities in the pre-acquisition books and records of Lehman Brothers.

Certain assets were received subsequent to the acquisition date, since it was first necessary to agree their status as assets of the Group with the relevant regulators, custodians, trustees, exchanges and bankruptcy courts. Such assets were initially classified within loans and advances. Once they were received, the related receivable was derecognised and the resulting asset recognised within the appropriate balance sheet category. In the table such assets are classified accordingly.

The initial accounting for the acquisition has been determined only provisionally. Any revisions to fair values that result from the conclusion of the acquisition process with respect to assets not yet received by the Group will be recognised as an adjustment to the initial accounting. Any such revisions must be effected within 12 months of the acquisition date and would result in a restatement of the 2008 income statement and balance sheet.

The excess of the fair value of net assets acquired over consideration paid resulted in £2,262m of gains on acquisition.

It is impracticable to disclose the profit or loss of the acquired Lehman Brothers North American businesses since the acquisition date. The acquired business has been integrated into the corresponding existing business lines and there is no reliable basis for allocating post-acquisition results between the acquirer and the acquiree. Similarly, it is impracticable to disclose the revenue and profit or loss of the combined entity as though the acquisition date had been 1 January 2008. Only parts of Lehman Brothers US and Canadian businesses, and specified assets and liabilities, were acquired. There is no reliable basis for identifying the proportion of the pre-acquisition results of Lehman Brothers that relates to the business acquired by the Group.

Barclays PLC – 2008 Results	81

Notes

b)	Macquarie Bank Limited Italian residential mortgage businesses.

On 6th November 2008 Barclays purchased the Italian residential mortgage business of Macquarie Bank Limited for a cash consideration of £765m, for fair value net assets of £817m, which gave rise to a gain on acquisition of £52m.

The results of these businesses operations have been included from 6th November 2008 and contributed £1m loss to the consolidated profit before tax.

c)	Goldfish credit card UK businesses.

On 31st March 2008, Barclays completed the acquisition of Discover’s UK credit card business, Goldfish for a cash consideration of £38m (including attributable costs of £3m), for fair value net assets of £130m, which gave rise to a gain on acquisition of £92m.

The results of this business operation have been included from 31st March 2008 and contributed £40m to the consolidated profit before tax.

d)	Expobank

On 1st July 2008, Barclays acquired 100% of the ordinary shares of the Russian bank Expobank for a cash consideration of £393m including attributable costs of £7m, for fair value net assets of £150m, which gave rise to goodwill of £243m

The results of the business’s operations have been included from 1st July 2008 and contributed £13m loss to the consolidated profit before tax

Barclays PLC – 2008 Results	82

Notes

The fair value of the assets and liabilities of the material acquisitions, details of purchase price and the gain on acquisition arising are as follows:

	Lehman Brothers North American Businesses Fair Values £m	Goldfish Card Services Fair Values £m	Macquarie Bank Businesses Fair Values £m	Total Fair Values £m	Expobank Fair Values £m

Assets
Cash and balances at central banks	861	172	3	1,036	73
Trading portfolio assets	23,837	—	—	23,837	52
Loans and advances to banks	—	8	—	8	—
Loans and advances to customers	3,642	1,963	813	6,418	451
Available-for-sale financial investments	1,948	—	—	1,948	—
Other assets	41	38	—	79	9
Intangible assets[1]	888	32	—	920	45
Property, plant and equipment	886	40	1	927	28
Deferred tax asset	229	12	—	241	—

Total assets	32,332	2,265	817	35,414	658

Liabilities
Deposits from banks	—	—	—	—	71
Customer accounts	2,459	1,974	—	4,433	318
Derivative financial instruments	599	—	—	599	—
Debt securities in issue	—	—	—	—	103
Repurchase agreements and cash collateral on securities lent	24,409	—	—	24,409	—
Other liabilities	1,049	152	—	1,201	16
Deferred tax liabilities	517	9	—	526	—

Total liabilities	29,033	2,135	—	31,168	508

Net assets acquired (excludes Obligation to be settled in shares)	3,299	130	817	4,246	150

Obligation to be settled in shares[2]	(163)	—	—	(163)	—

Acquisition Cost
Cash paid	834	35	765	1,634	386
Attributable costs	40	3	—	43	7

Total consideration	874	38	765	1,677	393

Goodwill	—	—	—	—	(243)

Gain on acquisition	2,262	92	52	2,406	—

The excess remaining after the reassessment of the acquiree’s identifiable assets, liabilities and contingent liabilities which has been recognised within the consolidated income statement as a gain on acquisition is £2,406m.

1	Intangible assets within the Lehman Brothers North American businesses acquisition included an amount of £636m relating to independently assessed customer lists.
2	Under the terms of the acquisition, the Group assumed an obligation to make payments to employees of the acquired business in respect of their pre-acquisition service provided to Lehman Brothers. This amount represents the equity-settled portion of that obligation and is recognised as a component of shareholders’ equity.

Barclays PLC – 2008 Results	83

Notes

12.	Tax

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards. In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non taxable gains and income.

13.	Profit Attributable to Minority Interests

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m

Absa Group Limited	318	299
Preference shares	390	198
Reserve capital instruments	100	87
Upper Tier 2 instruments	12	16
Barclays Global Investors minority interests	17	40
Other minority interests	68	38

Profit attributable to minority interests	905	678

Barclays PLC – 2008 Results	84

Notes

14.	Earnings Per Share

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m

Profit attributable to equity holders of the parent	4,382		4,417
Dilutive impact of convertible options	(24)		(25)

Profit attributable to equity holders of the parent including dilutive impact of convertible options	4,358		4,392

Basic weighted average number of shares in issue	7,389		6,410
Number of potential ordinary shares[1]	188		177

Diluted weighted average number of shares	7,577		6,587

Basic earnings per ordinary share	59.3	p	68.9	p
Diluted earnings per ordinary share	57.5	p	66.7	p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts and shares held for trading.

The basic and diluted weighted average number of shares in issue in the year ended 31st December 2008 reflected 1,802 million shares issued during the year and the 2,642 million shares that will be issued following conversion in full of the Mandatorily Convertible Notes. The weighted average number of shares in issue in the year ended 31st December 2008 was increased by 1,034 million shares as a result of this increase.

As required by IAS 33 ‘Earnings per share’, the full 2,642 million shares that will be issued following conversion in full of the Mandatorily Convertible Notes issued during the year were included in the weighted average number of shares calculation from the date the contract was entered into. The basic and diluted earnings per ordinary share therefore reflected the impact of the Mandatorily Convertible Notes issued in 2008.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 188 million (2007: 177 million).

15.	Dividends on Ordinary Shares

	Year Ended 31.12.08 £m		Year Ended 31.12.07 £m

Dividends Paid During the Period
Final dividend (paid 25th April 2008, 27th April 2007)	1,438		1,311
Interim dividend (paid 1st October 2008, 1st October 2007)	906		768

Final dividend	22.5	p	20.5	p
Interim dividend	11.5	p	11.5	p

Dividend Proposed

As announced on 13th October 2008, the Board of Barclays concluded that it would not be appropriate to pay a final dividend for 2008.

1	Potential ordinary shares reflect the dilutive impact of share options outstanding.

Barclays PLC – 2008 Results	85

Notes

16.	Derivative Financial Instruments

	Contract Notional Amount £m	Assets £m	Liabilities £m
Derivatives Held for Trading – As at 31.12.08 Fair Value
Foreign exchange derivatives	2,639,133	107,113	(113,818)
Interest rate derivatives	37,875,235	613,257	(605,521)
Credit derivatives	4,129,244	184,072	(170,011)
Equity and stock index and commodity derivatives	1,097,170	77,554	(74,721)

Total derivative assets/(liabilities) held for trading	45,740,782	981,996	(964,071)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	83,554	1,322	(1,790)
Derivatives designated as fair value hedges	35,702	1,459	(572)
Derivatives designated as hedges of net investments	5,694	25	(1,639)

Total derivative assets/(liabilities) designated in hedge accounting relationships	124,950	2,806	(4,001)

Total recognised derivative assets/(liabilities)	45,865,732	984,802	(968,072)

	£m	£m	£m
Derivatives Held for Trading – As at 31.12.07 Fair Value
Foreign exchange derivatives	2,208,369	30,348	(30,300)
Interest rate derivatives	23,608,949	139,940	(138,426)
Credit derivatives	2,472,249	38,696	(35,814)
Equity and stock index and commodity derivatives	910,328	37,966	(42,838)

Total derivative assets/(liabilities) held for trading	29,199,895	246,950	(247,378)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	55,292	458	(437)
Derivatives designated as fair value hedges	23,952	462	(328)
Derivatives designated as hedges of net investments	12,620	218	(145)

Total derivative assets/(liabilities) designated in hedge accounting relationships	91,864	1,138	(910)

Total recognised derivative assets/(liabilities)	29,291,759	248,088	(248,288)

The £737bn (2007: £110bn) increase in the gross derivative assets has been predominantly driven by significant volatility and movements in yield curves during the year together with a substantial depreciation in Sterling against most major currencies.

Derivative assets and liabilities would be £917,074m (2007: £215,485m) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Barclays PLC – 2008 Results	86

Notes

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

	Gross Assets £m	Counterparty Netting £m	Net Exposure £m
Derivatives – As at 31.12.08
Foreign Exchange	107,730	91,572	16,158
Interest Rate	615,321	558,985	56,336
Credit derivatives	184,072	155,599	28,473
Equity and stock index	28,684	20,110	8,574
Commodity derivatives	48,995	35,903	13,092

	984,802	862,169	122,633

Total collateral held			54,905

Net exposure less collateral			67,728

	£m	£m	£m
Derivatives – As at 31.12.07
Foreign Exchange	30,824	22,066	8,758
Interest Rate	140,504	117,292	23,212
Credit derivatives	38,696	31,307	7,389
Equity and stock index	13,296	12,151	1,145
Commodity derivatives	24,768	15,969	8,799

	248,088	198,785	49,303

Total collateral held			16,700

Net exposure less collateral			32,603

Barclays PLC – 2008 Results	87

Notes

17.	Fair Value Measurement of Financial Instruments

Financial assets and liabilities recognised and measured at fair value analysed by valuation technique

Financial instruments with a fair value based on observable inputs include valuations determined by unadjusted quoted prices in an active market and market standard pricing models that use observable inputs.

Financial instruments whose fair value is determined, at least in part, using unobservable inputs are futher categorised into Vanilla and Exotic products as follows:

•	Vanilla products are valued using simple models such as discounted cashflow or Black Scholes models however some of the inputs are not observable

•

Exotic products are over-the-counter products that are relatively bespoke, not commonly traded in the markets, and their valuation comes from sophisticated mathematical models where some of the inputs are not observable.

The table below shows the Group’s financial assets and liabilities that are recognised and measured at fair value analysed by valuation technique:

	Valuations Based on Observable Inputs	Valuations Based on Unobservable Inputs
	Total £m	Vanilla products £m	Exotic products £m	Total £m	Total £m
31st December 2008
Trading Portfolio Assets	174,168	11,469	—	11,469	185,637
Financial Assets Designated at Fair Value
– held on own account	37,618	16,559	365	16,924	54,542
– held in respect of linked liabilities to customers under investment contracts	66,657	—	—	—	66,657
Derivative Financial Assets	970,028	12,436	2,338	14,774	984,802
Available for Sale Assets	63,149	1,827	—	1,827	64,976

Total Assets	1,311,620	42,291	2,703	44,994	1,356,614

Trading Portfolio Liabilities	(59,436)	(38)	—	(38)	(59,474)
Financial Liabilities Designated at Fair Value	(71,044)	(290)	(5,558)	(5,848)	(76,892)

Liabilities to customers under investment contracts	(69,183)	—	—	—	(69,183)

Derivative Financial Liabilities	(959,518)	(6,151)	(2,403)	(8,554)	(968,072)

Total Liabilities	(1,159,181)	(6,479)	(7,961)	(14,440)	(1,173,621)

	£m	£m	£m	£m	£m
31st December 2007
Trading Portfolio Assets	189,234	4,457	—	4,457	193,691
Financial Assets Designated at Fair Value
– held on own account	39,810	16,819	—	16,819	56,629
– held in respect of linked liabilities to customers under investment contracts	90,851	—	—	—	90,851
Derivative Financial Assets	245,381	1,118	1,589	2,707	248,088
Available for Sale Assets	42,262	810	—	810	43,072

Total Assets	607,538	23,204	1,589	24,793	632,331

Trading Portfolio Liabilities	(65,360)	(42)	—	(42)	(65,402)
Financial Liabilities Designated at Fair Value	(68,317)	(951)	(5,221)	(6,172)	(74,489)
Liabilities to customers under investment contracts	(92,639)	—	—	—	(92,639)
Derivative Financial Liabilities	(243,906)	(1,178)	(3,204)	(4,382)	(248,288)

Total Liabilities	(470,222)	(2,171)	(8,425)	(10,596)	(480,818)

Barclays PLC – 2008 Results	88

Notes

Of the total assets of £1,356,614m measured at fair value, £44,994m, 3% of total assets measured at fair value, (£24,793m, 4% as at 31st December 2007) were valued using models with unobservable inputs

Valuations based on unobservable inputs primarily relate to asset backed securities (commercial and residential mortgage), loans and related derivatives; monoline counterparty, fund-linked and other structured and long dated derivatives (including those embedded in structured notes); and private equity and principal investments. The value of those assets measured using unobservable inputs increased by £20,201m to £44,994m as at 31st December 2008. While the derivative assets associated with our monoline exposure accounted for a significant portion of this, further increases arose due to weakness in Sterling, as well as increased illiquidity in the market.

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £2.4bn (2007: £1.5bn) or to decrease the fair values by up to £3.0bn (2007: £1.2bn) with substantially all the potential effect being recorded in profit or loss rather than equity. The widening of the stress sensitivity over 2007 levels is due to the continued market dislocation and increased volatility in unobservable inputs.

Unobservable Profit

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Opening balance	154	534
Additions	77	134
Amortisation and releases	(103)	(514)

Closing balance	128	154

Barclays PLC – 2008 Results	89

Notes

18.	Reclassification of Financial Assets Held for Trading

On 16th December 2008 the Group reclassified certain financial assets originally classified as held for trading that were no longer held for the purpose of selling or repurchasing in the near term out of fair value through profit or loss to loans and receivables. At the time of transfer, the Group identified rare circumstances permitting such a reclassification, being severe illiquidity in the relevant market.

The following table shows carrying values and fair values of the assets reclassified at 16th December 2008.

	As at 16.12.08 Carrying Value £m	Year Ended 31.12.08 Carrying Value £m	Year Ended 31.12.08 Fair Value £m
Trading assets reclassified to loans and receivables	4,046	3,986	3,984

As at the date of reclassification, the effective interest rates on reclassified trading assets ranged from 0.18% to 9.29% with undiscounted interest and principal cash flows of £7.4bn.

If the reclassifications had not been made, the Group’s income statement for 2008 would have included unrealised fair value losses on the reclassified trading assets of £1.5m.

After reclassification, the reclassified financial assets contributed the following amounts to the 2008 income before income taxes.

Year Ended 31.12.08 £m
Net interest income	4
Provision for credit losses	—

Income before income taxes on reclassified trading assets	4

Prior to reclassification in 2008, £144m of unrealised fair value losses on the reclassified trading assets were recognised in the consolidated income statement for 2008 (2007: £218m loss).

Barclays PLC – 2008 Results	90

Notes

19.	Loans and Advances to Banks

	As at 31.12.08 £m	As at 31.12.07 £m
By Geographical Area
United Kingdom	7,532	5,518
Other European Union	12,600	11,102
United States	13,616	13,443
Africa	2,189	2,581
Rest of the World	11,821	7,479

	47,758	40,123
Less: Allowance for impairment	(51)	(3)

Total loans and advances to banks	47,707	40,120

Loans and advances to banks included £3,375m (31st December 2007: £4,210m) of settlement balances and £15,889m (31st December 2007: £10,739m) of cash collateral balances.

20.	Loans and Advances to Customers

	As at 31.12.08 £m	As at 31.12.07 £m
Retail business	201,588	162,081
Wholesale and corporate business	266,750	187,086

	468,338	349,167
Less: Allowances for impairment	(6,523)	(3,769)

Total loans and advances to customers	461,815	345,398

By Geographical Area
United Kingdom	216,018	190,347
Other European Union	92,063	56,533
United States	77,387	40,300
Africa	45,230	39,167
Rest of the World	37,640	22,820

	468,338	349,167
Less: Allowance for impairment	(6,523)	(3,769)

Total loans and advances to customers	461,815	345,398

Loans and advances to customers included £26,411m (31st December 2007: £18,249m) of settlement balances and £33,743m (31st December 2007: £13,441m) of cash collateral balances.

Barclays PLC – 2008 Results	91

Notes

21.	Allowance for Impairment on Loans and Advances

	As at 31.12.08 £m	As at 31.12.07 £m
At beginning of period	3,772	3,335
Acquisitions and disposals	307	(73)
Exchange and other adjustments	791	53
Unwind of discount	(135)	(113)
Amounts written off	(2,919)	(1,963)
Recoveries	174	227
Amounts charged against profit	4,584	2,306

At end of period	6,574	3,772

Allowance
United Kingdom	2,947	2,526
Other European Union	963	344
United States	1,561	356
Africa	857	514
Rest of the World	246	32

At end of period	6,574	3,772

Amounts Charged Against Profit
New and Increased Impairment Allowances
United Kingdom	2,160	1,960
Other European Union	659	192
United States	1,529	431
Africa	526	268
Rest of the World	242	20

	5,116	2,871
Less: Releases of Impairment Allowance
United Kingdom	(212)	(213)
Other European Union	(68)	(37)
United States	(9)	(50)
Africa	(36)	(20)
Rest of the World	(33)	(18)

	(358)	(338)
Less: Recoveries
United Kingdom	(131)	(154)
Other European Union	(4)	(32)
United States	(1)	(7)
Africa	(36)	(34)
Rest of the World	(2)	—

	(174)	(227)

Total amounts charged against profit	4,584	2,306

Barclays PLC – 2008 Results	92

Notes

22.	Provisions

	As at 31.12.08 £m	As at 31.12.07 £m
Redundancy and restructuring	118	82
Undrawn contractually committed facilities and guarantees	109	475
Onerous contracts	50	64
Sundry provisions	258	209

	535	830

Undrawn contractually committed facilities and guarantees have decreased primarily as a result of liquidating the remaining mezzanine ABS CDO Super Senior exposures.

23.	Retirement Benefit Liabilities

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2008 was £1,287m (31st December 2007: surplus of £393m). There are net recognised liabilities of £1,292m (31st December 2007: £1,501m) and unrecognised actuarial gains of £5m (31st December 2007: £1,894m). The net recognised liabilities comprised retirement benefit liabilities of £1,357m (31st December 2007: £1,537m) and assets of £65m (31st December 2007: £36m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2008 was £858m (31st December 2007: surplus of £668m). Among the reasons for this change were the large loss on the assets over the year and, to a lesser extent a strengthening of the allowance made for future improvement in mortality. Offsetting these were the increase in AA+ long-term corporate bond yields which resulted in a higher discount rate of 6.75% (31st December 2007: 5.82%), a decrease in the inflation assumption to 3.16% (31st December 2007: 3.45%) and contributions paid.

Barclays PLC – 2008 Results	93

Notes

24.	Share Capital and Share Premium

	Number of Shares m	Called Up Share Capital £m	Share Premium £m	Total £m
At 1st January 2008	6,601	1,651	56	1,707
Issued to staff under the Sharesave Share Option Scheme	3	1	13	14
Issued under the Incentive Share Option Plan	1	—	3	3
Issued to staff under the Share Incentive Plan	1	—	2	2
Issue of new ordinary shares	1,803	451	3,971	4,422
Repurchase of shares	(37)	(10)	—	(10)

At 31st December 2008	8,372	2,093	4,045	6,138

At 1st January 2007	6,535	1,634	5,818	7,452
Issued to staff under the Sharesave Share Option Scheme	19	6	62	68
Issued under the Incentive Share Option Plan	10	2	40	42
Issued under the Executive Share Option Scheme	—	—	1	1
Issued under the Woolwich Executive Share Option Plan	—	—	1	1
Transfer to retained earnings	—	—	(7,223)	(7,223)
Issue of new ordinary shares	337	84	1,357	1,441
Repurchase of shares	(300)	(75)	—	(75)

At 31st December 2007	6,601	1,651	56	1,707

			Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Ordinary Shares
At beginning of period			1,650	1,633
Issued to staff under the Sharesave Share Option Scheme			1	6
Issued under the Incentive Share Option Plan			—	2
Issue of new ordinary shares			451	84
Repurchase of shares			(9)	(75)

At end of period			2,093	1,650

Staff Shares
At beginning of period			1	1
Repurchase			(1)	—

At end of period			—	1

Total			2,093	1,651

The authorised share capital of Barclays PLC is £3,540m, US$77.5m, €40m and ¥4,000m. (31st December 2007: £2,500m) comprising 13,996 million (2007: 9,996 million) ordinary shares of 25p each, 0.4 million Sterling preference shares of £100 each, 0.4 million US Dollar preference shares of $100 each, 150 million US Dollar preference shares of $0.25 each, 0.4 million Euro preference shares of €100 each, 0.4 million Yen preference shares of ¥10,000 each and 1 million (2007: 1 million) staff shares of £1 each.

Barclays PLC – 2008 Results	94

Notes

25.	Total Shareholders’ Equity

	As at 31.12.08 £m	As at 31.12.07 £m
Called up share capital	2,093	1,651
Share premium account	4,045	56

Available for sale reserve	(1,190)	154
Cash flow hedging reserve	132	26
Capital redemption reserve	394	384
Other capital reserve	617	617
Currency translation reserve	2,840	(307)

Other reserves	2,793	874
Other Equity	3,652	—
Retained earnings	24,208	20,970
Less: treasury shares	(173)	(260)

Shareholders’ equity excluding minority interests	36,618	23,291

Preference shares	5,927	4,744
Reserve Capital instruments	1,908	1,906
Upper Tier 2 instruments	586	586
Absa minority interests	1,994	1,676
Other minority interests	378	273

Minority interests	10,793	9,185

Total shareholders’ equity	47,411	32,476

Total shareholders’ equity increased £14,935m to £47,411m (31st December 2007: £32,476m).

Called up share capital comprises 8,372 million ordinary shares of 25p each (2007: 6,600 million ordinary shares of 25p each and 1 million staff shares of £1 each).

Retained earnings increased £3,238m to £24,208m (2007: £20,970m). Profit attributable to the equity holders of the parent of £4,382m and the proceeds of capital raisings of £1,410m were partially offset by dividends paid to shareholders of £2,344m. Other equity of £3,652m relates to the issuance of Mandatorily Convertible Notes.

Movements in other reserves, except the capital redemption reserve, reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 7.

Minority interests increased £1,608m to £10,793m (2007: £9,185m). The increase primarily reflects a preference share issuance by Barclays Bank PLC of £1,345m.

Barclays PLC – 2008 Results	95

Notes

Called up share capital comprises 8,372 million (31st December 2007: 6,600 million) ordinary shares of 25p each and nil (31st December 2007: 1 million) staff shares of £1 each.

During the year, the following share issues took place:

On 4th July 2008, Barclays PLC raised approximately £500m (before issue costs) through the issue of 168.9 million new ordinary shares at £2.96 per share in a firm placing to Sumitomo Mitsui Banking Corporation.

On 22nd July 2008, Barclays PLC raised approximately £3,969m (before issue costs) through the issue of 1,407.4 million new ordinary shares at £2.82 per share in a placing to Qatar Investment Authority, Challenger Universal Limited (a company representing the beneficial interests of His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani, the chairman of Qatar Holding LLC, and his family), China Development Bank, Temasek Holdings (Private) Limited and certain leading institutional shareholders and other investors, which shares were available for clawback in full by means of an open offer to existing shareholders. Valid applications under the open offer were received from qualifying shareholders in respect of approximately 267 million new ordinary shares in aggregate, representing 19.0 per cent. of the shares offered pursuant to the open offer. Accordingly, the remaining 1,140.3 million shares were allocated to the various investors with whom they had been conditionally placed.

On 18th September 2008, Barclays PLC raised approximately £701m (before issue costs) through the issue of 226 million new ordinary shares at £3.10 per share to certain institutional investors. The proceeds of the issuance, in excess of the nominal value and issue costs, of £634m were credited to retained earnings. This resulted from the operation of section 131 of the Companies Act 1985 with regard to the issue of shares by Barclays PLC in exchange for shares in Long Island Investments Jersey No. 1 Limited and the subsequent redemption of redeemable preference shares of that company for cash.

During the period from 27th November 2008 to 31st December 2008, 33,000 ordinary shares have been issued following conversion of Mandatorily Convertible Notes (see below) at the option of their holders.

Mandatorily Convertible Notes

On 27th November 2008, Barclays Bank PLC issued £4,050m of 9.75% Mandatorily Convertible Notes (MCNs) maturing on 30th September 2009 to Qatar Holding LLC, and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi and existing institutional shareholders and other institutional investors. If not converted at the holders’ option beforehand, these instruments mandatorily convert to ordinary shares of Barclays PLC on 30th June 2009. The conversion price is £1.53276, and, after taking into account MCNs that were converted on or before 31st December 2008, will result in the issue of 2,642 million new ordinary shares. Following conversion the relevant amounts will be credited to share capital and share premium.

Of the net proceeds of the MCNs, £233m have been included in liabilities being the fair value of the coupon. The remaining net proceeds are included in Other Equity until conversion (see Note 25).

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan. The fair value, net of transaction costs attributable to the warrants is recorded in retained earnings. These may be exercised at any time up to close of business 31st October 2013.

Barclays PLC – 2008 Results	96

Notes

26.	Analysis of Statement of Recognised Income and Expense

	Year Ended 31.12.08 £m	Year Ended 31.12.07 £m
Available for Sale Reserve
Net (losses)/gains from changes in fair value	(1,741)	484
Losses transferred to net profit due to impairment	382	13
Net gains transferred to net profit on disposal	(209)	(563)
Net (gains)/losses transferred to net profit due to fair value hedging	(2)	68

Net movements in available for sale reserves	(1,570)	2

Cash Flow Hedging Reserve
Net gains from changes in fair value	305	106
Net losses transferred to net profit	71	253

Net movements in cash flow hedging reserve	376	359

Net movements in currency translation reserve	2,407	54
Tax	841	54
Other movements	(5)	22

Amounts included directly in equity	2,049	491
Profit after tax	5,287	5,095

Total recognised income and expense	7,336	5,586

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a pre-tax basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets until disposal. The exceptions to reflect fair value movements through the income statement are impairment losses, gains or losses transferred to the income statement due to fair value hedge accounting and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The loss of £1,741m (2007: gain of £484m) from changes in fair value and £382m (2007: £13m) due to impairment reflects the downturn across the US credit markets. The decrease in net gains transferred to net profit is primarily due to the lower level of disposals.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The fair value gain or loss associated with the effective portion of the hedge is initially recognised in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately. The movement in 2008 relates to an increase in the fair value of received fixed interest rate swaps. These gains were partially offset by losses on interest rate swaps entered into as the payer of US Dollars.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The currency movement on net investments is also hedged through preference share capital that is not revalued for accounting purposes and therefore not recognised in the consolidated statement of recognised income and expense. The movement in 2008 primarily reflects the impact of changes in the value of the US Dollar, Euro and Yen against Sterling. These movements largely reflect the value of currency movements on net investments which are economically hedged through preference share capital that is not revalued for accounting purposes and on net investments which are hedged on a post-tax basis.

Barclays PLC – 2008 Results	97

Notes

27.	Contingent Liabilities and Commitments

	As at 31.12.08 £m	As at 31.12.07 £m
Acceptances and endorsements	585	365
Guarantees and letters of credit pledged as collateral security	15,652	12,973
Securities lending arrangements	38,290	22,719
Other contingent liabilities	11,783	9,717

Contingent liabilities	66,310	45,774

Documentary credits and other short-term trade related transactions	859	522
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	291	283
Standby facilities, credit lines and other	259,666	191,834

Commitments	260,816	192,639

The Group facilitates securities lending arrangements for its investment management clients whereby securities held by funds are lent to third parties. The borrowers provide the funds with collateral in the form of cash or other assets equal to at least 100% of the securities lent plus a margin of at least 2% up to 8%. Over the period of the loan, the funds may make margin calls to the extent that the collateral is less than the market value of the securities lent. Amounts disclosed above represent the total market value of the lent securities at 31st December 2008. The market value of collateral held by the funds was £39,690m (2007: £23,559m).

28.	Adjusted Gross Leverage

	Pro Forma 31.12.08 £m	As at 31.12.08 £m	As at 31.12.07 £m
Adjusted Gross Leverage
Total assets		2,052,980	1,227,361
Counterparty net / collateralised derivatives (note 16)		(917,074)	(215,485)
Financial assets designated at fair value and associated cash balances
– held in respect of linked liabilities to customers under investment contracts		(69,183)	(92,639)
Net Settlement Balances (note 19 and 20)		(29,786)	(22,459)
Goodwill and intangible assets		(10,402)	(8,296)

Adjusted total tangible assets		1,026,535	888,482

Total qualifying Tier 1 capital	42,246	37,250	26,743

Adjusted gross leverage	24	28	33

Barclays PLC – 2008 Results	98

Notes

29.	Legal Proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006 the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19th March 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to the United States Supreme Court for a review of this decision. On 22nd January 2008, the United States Supreme Court denied the plaintiffs’ request for review. Following the Supreme Court’s decision, the District Court ordered a further briefing concerning the status of the plaintiffs’ claims. Barclays is seeking the dismissal of the plaintiffs’ claims. Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Like other UK financial services institutions, the Group faces numerous County Court claims and complaints by customers who allege that its unauthorised overdraft charges either contravene the Unfair Terms in Consumer Contracts Regulations 1999 (“UTCCR”) or are unenforceable penalties or both. In July 2007, by agreement with all parties, the OFT commenced proceedings against seven banks and one building society, including Barclays, to resolve the matter by way of a “test case” process. Preliminary issues hearings took place in January, July and December 2008 with judgments handed down in April and October 2008 and January 2009 (a further judgment not concerning Barclays terms). As to current terms, in April 2008 the Court held in favour of the banks on the issue of the penalty doctrine. The OFT did not appeal that decision. In the same judgment the Court held in favour of the OFT on the issue of the applicability of the UTCCR. The banks appealed that decision. As to past terms, in a judgment on 8th October 2008, the Court held that Barclays historic terms, including those of Woolwich, were not capable of being penalties. The OFT indicated at the January 2009 hearing that it was not seeking permission to appeal the Court’s findings in relation to the applicability of the penalty doctrine to historic terms. Accordingly, it is now clear that no declarations have or will be made against Barclays that any of its unauthorised overdraft terms assessed in the test case constitute unenforceable penalties and that the OFT will not pursue this aspect of the test case further. The banks’ appeal against the decision in relation to the applicability of the UTCCR (to current and historic terms) took place at a hearing in late October 2008. The hearing concluded on 5th November with judgment reserved. A judgment from the Court of Appeal is expected in the first quarter of 2009. The proceedings will now concentrate exclusively on UTCCR issues. It is likely that they will still take a significant period of time to conclude. Pending resolution of the test case process, existing and new claims in the County Courts remain stayed, and there is an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions. The Group is defending the test case vigorously. It is not practicable to estimate the Group’s possible loss in relation to these matters, nor the effect that they may have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Barclays PLC – 2008 Results	99

Notes

30.	Competition and Regulatory Matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (“EU”) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings.

In September 2005, the Office of Fair Trading (“OFT”) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006 the OFT announced the outcome of the market study and the OFT referred the PPI market to the UK Competition Commission (“CC”) for an in-depth inquiry in February 2007. In June 2008, the CC published its provisional findings. The CC published its final report into the PPI market on 29th January 2009. The CC’s conclusion is that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. The CC has set out a package of measures which it considers will introduce competition into the market (the “Remedies”). The Remedies, which are expected to be implemented (following consultation) in 2010, are: a ban on sale of PPI at the point of sale; a prohibition on the sale of single premium PPI; mandatory personal PPI quotes to customers; annual statements for all regular premium policies, including the back book (for example credit card and mortgage protection policies); measures to ensure that improved information is available to customers; obliging providers to give information to the OFT to monitor the Remedies and to provide claims ratios to any person on request. Barclays is reviewing the report and considering the next steps, including how this might affect the Group’s different products.

In October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA, with their most recent update on their thematic work published in September 2008. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009. There has been no enforcement action against Barclays in respect of its PPI products. The Group has cooperated fully with these investigations into PPI and will continue to do so.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. In February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

In September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29th March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT initiated a market study into personal current accounts (“PCAs”) in the UK on 26th April 2007. The study’s focus was PCAs but it also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. On 16th July 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. On 16th July 2008, the OFT also announced a consultation to seek views on the findings and possible measures to address the issues raised in its report. The consultation period closed on 31st October 2008. The Group has participated fully in the market study process and will continue to do so.

Barclays PLC – 2008 Results	100

Notes

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. The Group has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. The Group received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice, which along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. The Group has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

The Financial Services Compensation Scheme provides compensation to customers of financial institutions in the event that an institution is unable, or is likely to be unable, to pay claims against it. During the year, a number of institutions failed, including Bradford & Bingley plc, Heritable Bank plc, Kaupthing Singer & Friedlander Limited, Landsbanki ‘Icesave’, and London Scottish Bank plc. In order to meet its obligations to the depositors of these institutions, the FSCS has borrowed £19.7 billion from HM Treasury, which is on an interest only basis until September 2011. These borrowings are anticipated to be repaid wholly or substantially from the realisation of the assets of the above named institutions. The FSCS raises annual levies from the banking industry to meet its management expenses and compensation costs. Individual institutions make payments based on their level of market participation (in the case of deposits, the proportion that their protected deposits represent of total market protected deposits) at 31st December each year. If an institution is a market participant on this date it is obligated to pay a levy. Barclays Bank PLC was a market participant at 31st December 2007 and 2008. The Group has accrued £101m for its share of levies that will be raised by the FSCS including the interest on the loan from HM Treasury in respect of the levy years to 31st March 2010. The accrual includes estimates for the interest FSCS will pay on the loan and estimates of Barclays market participation in the relevant periods. Interest will continue to accrue on the HM Treasury loan to the FSCS until September 2011 and will form part of future FSCS management expenses levies. If the assets of the failed institutions are insufficient to repay the HM Treasury loan in 2011, the FSCS will agree a schedule of repayments with HM Treasury, which will be recouped from the industry in the form of additional levies. At the date of these financial statements, it is not possible to estimate whether there will ultimately be additional levies on the industry, the level of Barclays market participation or other factors that may affect the amounts or timing of amounts that may ultimately become payable, nor the effect that such levies may have upon operating results in any particular financial period.

31.	Events After the Balance Sheet Date

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia.

Barclays PLC – 2008 Results	101

Other Information

Share Capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 984.9 million ordinary shares) was renewed at the 2008 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2009 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

At the 2008 Annual General Meeting, shareholders approved the creation of Sterling, Dollar, Euro and Yen preference shares (‘Preference Shares’) in order to provide the Group with more flexibility in managing its capital resources. No preference shares have been issued.

During the first half of 2008 Barclays repurchased in the market 36,150,000 of its ordinary shares of 25p each at a total cost of £171,923,243. This was the completion of the repurchase programme in order to minimise the dilutive effect on its existing shareholders of the issuance of a total of 336,805,556 Barclays ordinary shares to Temasek Holdings and China Development Bank in 2007.

Barclays purchased all of its staff shares in issue, following approval for such purchase being given at the 2008 Annual General Meeting, at a total cost of £1,023,054.

Group Share Schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Barclays PLC – 2008 Results	102

Glossary of Terms

‘Adjusted gross leverage’ is calculated as set out in note 28

‘Cost:income ratio’ is defined as operating expenses compared to total income net of insurance claims.

‘CRL’ is defined as Credit Risk Loans.

‘Daily Value at Risk (DVaR)’ is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a defined confidence level.

‘Gain on acquisition’ is defined as the amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Risk tendency’ is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time.

Absa Definitions

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within Barclays Capital.

‘Absa Card’ is the portion of Absa’s results that is reported by Barclays within Barclaycard.

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange (JSE Limited) in which Barclays owns a controlling stake.

Barclays PLC – 2008 Results	103

Index

Accounting policies	75
Acquisitions and disposals	81
Adjusted gross leverage	98
Allowance for impairment on loans and advances	92
Balance sheet (consolidated)	5
Barclaycard	13
Barclays Capital	21
Barclays Capital credit market exposures	33
Barclays Commercial Bank	11
Barclays Global Investors	23
Barclays Wealth	25
Basis of preparation	75
Capital ratios	73
Capital resources	73
Cash flow statement (consolidated)	8
Competition and regulatory matters	100
Contingent liabilities and commitments	98
Credit risk	52
Debt securities and other bills	68
Derivative financial instruments	86
Dividends on ordinary shares	85
Daily Value at Risk (DVaR)	69
Earnings per share	85
Fair value measurement of financial instruments	88
Glossary of terms	103
GRCB – Absa	19
GRCB – Emerging Markets	17
GRCB – Western Europe	15
Group share schemes	102
Group Reporting Changes	75
Head office functions and other operations	27
Impairment charges and other credit provisions	63, 78
Income statement (consolidated)	4
Legal proceedings	99
Liquidity Risk	70
Loans and advances to banks	52, 91

Loans and advances to customers	52, 91
Market risk	69
Net claims and benefits incurred on insurance contracts	78
Net fee and commission income	76
Net interest income	76
Net premiums from insurance contracts	77
Operating expenses	79
Other income	78
Other information	102
Potential credit risk loans	65
Principal Transactions	77
Profit attributable to minority interests	84
Profit before tax	2
Profit on disposal of subsidiaries, associates and joint ventures	81
Provisions	93
Reclassification of financial assets held for trading	90
Reconciliation of regulatory capital	74
Results by business	9
Retail credit risk	59
Retirement benefit liabilities	93
Risk asset ratio	73
Risk management	30
Risk Tendency	67
Risk weighted assets	72
Share capital and share premium	94
Share of post-tax results of associates and joint ventures	81
Staff costs	79
Staff numbers	80
Statement of recognised income and expense (consolidated)	7, 97
Tax	84
Tier 1 Capital ratio	73
Total assets	31, 72
Total shareholders’ equity	95
UK Retail Banking	9
Wholesale credit risk	54

Barclays PLC – 2008 Results	104